Filed Pursuant to Rule 424(b)(5)
Registration No. 333-224616

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration fee(2)
Common Stock, $0.01 par value	41,071,429 shares (1)	$7.00	$287,500,000	$37,317.50

(1)	Includes 5,357,143 shares of common stock, issuable upon exercise of the underwriters’ option to purchase additional shares of common stock from the registrant.
(2)	Calculated in accordance with Rule 457(r) and Rule 456(b) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To prospectus dated August 18, 2020)

35,714,286 Shares

Sabre Corporation

COMMON STOCK

We are offering 35,714,286 of our common stock in this offering.

Our shares trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SABR”. On August 19, 2020, the last sale price of our shares as reported on Nasdaq was $7.02 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section on page S-18 of this prospectus supplement, the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2019, the “Risk Factors” section of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and the “Risk Factors” section of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, as such discussion may be amended or updated in other reports filed by us with the Securities and Exchange Commission (the “SEC”), which is incorporated by reference herein.

	Per Share	Total
Public offering price	$7.0000	$250,000,002
Underwriting discounts and commissions(1)	$0.2975	$10,625,000
Proceeds, before expenses	$6.7025	$239,375,002

(1)	See “Underwriting” on page S-43 for additional disclosure regarding underwriter compensation and estimated offering expenses.

We have also granted the underwriters an option to purchase up to an additional 5,357,143 shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement. The net proceeds from the offering will be used as described under the section titled “Use of Proceeds” in this prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Concurrent with this offering of our stock, we are conducting a registered public offering (the “Concurrent Offering”), pursuant to a separate prospectus supplement, of 3,000,000 shares of 6.50% Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”) with an aggregate liquidation preference of $300 million. In addition, we currently intend, subject to market conditions, to cause our subsidiary Sabre GLBL Inc. on a subsequent date to conduct a private offering (the “Proposed Notes Offering”) of $300,000,000 aggregate principal amount of senior secured notes (the “Senior Secured Notes”). The timing and size of the Proposed Notes Offering is dependent on market conditions and our ability to access the debt capital markets on terms acceptable to us. We cannot give any assurance that the Proposed Notes Offering will be commenced or completed. Settlement of this offering is not conditioned upon settlement of the Concurrent Offering or the launch, pricing or settlement of the Proposed Notes Offering, and settlement of the Concurrent Offering is not conditioned upon this offering. This prospectus supplement is not offering the Senior Secured Notes or the Mandatory Convertible Stock. See “Summary—The Offering—Concurrent Offering, Proposed Notes Offering and Credit Facility Transactions.”

If all of the shares are not sold at the public offering price, the underwriters may change the offering price and may offer shares from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or otherwise.

Delivery of the shares of common stock will be made on or about August 24, 2020.

Bookrunners

Morgan Stanley	BofA Securities

Goldman Sachs & Co. LLC	Mizuho Securities	Wells Fargo Securities	Deutsche Bank Securities	Citigroup

Co-Managers

PNC Capital Markets LLC	MUFG	TPG Capital BD, LLC	ING

August 19, 2020

We are responsible for the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any related free-writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information included in this prospectus supplement, the accompanying prospectus or in any free-writing prospectus we prepare or authorize is accurate as of any date other than the date of the document containing the information.

The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus supplement, and investors should not rely on any such information in deciding whether to purchase the shares.

You should not consider any information included or incorporated by reference in this prospectus supplement or the accompanying prospectus to be legal, tax or investment advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding any purchase of the common stock. Neither we nor any of the underwriters makes any representation regarding the legality of an investment in the common stock by any person under applicable investment or similar laws.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to purchase any common stock in any jurisdiction or to any person where the offer or solicitation is not permitted.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference and the additional information described in the accompanying prospectus under the heading “Where You Can Find More Information” and “Incorporation by Reference.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The information we have included in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since any such dates.

In this prospectus supplement, unless we indicate otherwise or the context requires, references to the “company,” “Sabre,” “we,” “our,” “ours” and “us” refer to Sabre Corporation and its consolidated subsidiaries, taken as a whole. In the context of our Travel Network business, references to “travel buyers” refer to buyers of travel, such as online and offline travel agencies, travel management companies (“TMCs”) and corporate travel departments, and references to “travel suppliers” refer to suppliers of travel services such as airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators.

SUMMARY

This summary highlights important information about this offering and information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, as well as the additional materials described under the captions “Where You Can Find More Information” and “Incorporation By Reference” in this prospectus supplement and in the accompanying prospectus, including “Risk Factors” beginning on page S-16 of this prospectus supplement and “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. and “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

Our Company

Sabre Corporation is a Delaware corporation formed in December 2006. On March 30, 2007, Sabre Corporation acquired Sabre Holdings Corporation (“Sabre Holdings”), which is the sole subsidiary of Sabre Corporation. Sabre GLBL Inc. (“Sabre GLBL”) is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre GLBL or its direct or indirect subsidiaries conduct all of our businesses. Our shares have been listed on Nasdaq since April 17, 2014. We are headquartered in Southlake, Texas, and as of June 30, 2020, we employed approximately 8,400 people (or approximately 7,750 people, taking into account outstanding voluntary and involuntary programs) in approximately 60 countries around the world.

At Sabre, we make travel happen. We are a software and technology company that powers the global travel industry. We partner with airlines, hoteliers, agencies and other travel partners to retail, distribute and fulfill travel. We connect the world’s leading travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with travel buyers in a comprehensive travel marketplace. We also offer travel suppliers an extensive suite of leading software solutions, ranging from airline and hotel reservations systems to high-value marketing and operations solutions, such as planning airline crew schedules, re-accommodating passengers during irregular flight operations and managing day-to-day hotel operations. We are committed to helping customers operate more efficiently, drive revenue and offer personalized traveler experiences with next-generation technology solutions.

Our principal executive offices are located at 3150 Sabre Drive, Southlake, Texas 76092 and our telephone number is (682) 605-1000. Our corporate website address is www.sabre.com. The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus supplement, and investors should not rely on any such information in deciding whether to purchase our stock.

See “Risk Factors” beginning on page S-16 and “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 for risks that could impact our business.

Recent Developments

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China, and has since spread to other regions, including the United States and Europe. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic. As a result, air, hotel and other travel bookings have suffered unprecedented reductions across the world, significantly adversely affecting our business. See “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30,

2020. We have responded to the challenges created by the COVID-19 pandemic with liquidity and cost saving measures, as described below.

Significant events affecting travel, including events such as the terrorist attacks of September 11, 2001 and the 2003 outbreak of SARS (severe acute respiratory syndrome), typically have an impact on booking patterns, with the full extent of the impact generally determined by the length of time the event and related government and societal reactions influence travel decisions. COVID-19 has had a significant adverse effect on the travel industry, global travel bookings and on our business, financial condition and operating results. This adverse effect is very likely to continue until the virus is contained and may continue thereafter, particularly if government regulation of, and consumer attitudes toward, travel change in a lasting way.

Business Impact

Approximately 15% of our revenues are not directly linked to transaction volume for the travel industry as a whole, which mitigates our exposure to the impact of the virus to some extent.

Nonetheless, we are in a time of unprecedented disruption to the travel industry. Our revenue was down 92% in the second quarter of 2020. Travel Network bookings were down 105% for the second quarter of 2020. Gross air bookings were down 95%, 91%, and 86% in April, May and June of 2020, respectively. Net bookings (net of cancellations) were positive in June for the first time since early March and continued in positive territory in July. However, net bookings were negative in April and May, and for the second quarter as a whole as cancellations exceeded our expectations.

As of June 30, 2020, we have a reserve for future cancellations of approximately $60 million. The net value of revenue booked in respect of segments not yet departed, after taking into account related reserves, was approximately $27 million as of June 30, 2020. This reflects departures through the remainder of the year.

Liquidity and Cost Savings Measures

The reduction in revenues described above has significantly adversely affected our liquidity. We are responding with measures to increase our cash position, including through the current offerings, as well as previously announced actions such as borrowings under our existing revolving credit facility, implementation of cost savings measures and suspension of dividends and share repurchases. We are also reviewing other potential cost savings actions.

We had a cash balance of approximately $1.3 billion as of June 30, 2020. We anticipate receiving gross proceeds of approximately $250 million from this offering, assuming no exercise of the underwriters’ option to purchase additional shares in respect of the stock and approximately $250 million from the Concurrent Offering, assuming no exercise of the overallotment option in respect of the Mandatorily Convertible Preferred Stock (although settlement of this offering is not conditioned upon settlement of the Concurrent Offering). Our cash balance as of June 30, 2020, after giving effect on a pro forma basis to:

•

receipt of the anticipated net proceeds from this offering and the Concurrent Offering (assuming no exercise of the options to purchase additional shares granted to the applicable underwriters in respect of either offering);

•

receipt of the anticipated net proceeds from the Proposed Notes Offering and application of those proceeds to the repayment of existing debt, which does not materially impact the pro forma cash balance;

•	liabilities for refunds from cancellations incurred or expected to be incurred but not yet paid, net of associated incentive fees due from agencies; and

•	approximately $60 million in remaining severance payments related to restructuring charges taken in the first half of 2020.

in the aggregate, would have been approximately $1.7 billion.

We believe that about two-thirds of our cost structure is adjustable in the near-term, comprised largely of incentive expenses that decline proportionally with bookings and including other variable expenses that are subject to the cost savings measures described below. Based on this, we estimate that, if there were no net bookings at all utilizing our services, we would incur cash outlay of revenue less expense, inclusive of interest, capital expenditures and debt amortization, of approximately $80 million per month based on our current cost structure after giving effect to:

•	the realization of approximately $275 million of estimated net savings in 2020 (assuming the effectiveness of the cost savings measures described below); and

•	consummation of the Concurrent Offering, the Proposed Notes Offering and current borrowings under our revolving credit facility.

This amount is an estimate and would be increased or decreased by any changes affecting our cost structure and on receipt of any bookings.

As previously announced, we identified and are in the process of removing costs from the business in 2020 that we currently estimate would result in over $275 million in net cash cost savings during 2020. In 2021 and beyond, on an annual run-rate basis, we expect these actions to result in approximately $200 million in savings versus 2019. Given the magnitude of travel decline and the unknown duration of the COVID-19 impact, we will continue to monitor travel activity and take additional steps should we determine they are necessary.

As part of these cost reduction efforts, we have taken the following actions with regard to our workforce and compensation programs:

•	A temporary reduction in base compensation pay for our US-based salaried workforce, including a 25% reduction for our CEO, from March 16, 2020 through July 5, 2020;

•	A temporary reduction in the cash retainer for members of the Board of Directors from March 16, 2020 through June 30, 2020;

•	The temporary suspension of our 401(k) match program for US-based employees;

•	Reductions in third-party contracting, vendor costs and other discretionary spending;

•	An offering of voluntary unpaid time off, voluntary severance and a voluntary early retirement program in the first quarter of 2020;

•	A temporary furlough of approximately one-third of our workforce during the second quarter of 2020; and

•

A right-sizing of our global organization through a reduction in force that impacted approximately 800 team members across 44 office locations. This reduction is in addition to the separation of approximately 400 participants in voluntary severance and voluntary early retirement programs described above.

Additionally, the decline in global travel driven by COVID-19 is expected to result in:

•	A proportional decline in Sabre Travel Network incentive expense, and

•	A reduction in our semi-variable technology hosting costs, which were approximately $250 million in 2019.

We also announced an expanded, multi-year agreement with DXC Technology (“DXC”) that we expect will further reduce technology hosting costs.

In addition to the cost reductions described above:

•

On March 16, 2020, our Board of Directors voted to suspend the payment of quarterly cash dividends on our common stock, effective with respect to the dividends occurring after the March 30, 2020 payment, and

•	We announced the suspension of our multi-year share repurchase program (the “Share Repurchase Program”).

Under the terms of the Amended and Restated Credit Agreement, the financial covenant related to our leverage ratio is suspended for a limited time if a “Material Travel Event Disruption” has occurred. As defined in the Amended and Restated Credit Agreement, a “Material Travel Event Disruption” means, in any given calendar month, a decrease of 10% or more in the number of “domestic revenue passenger enplanements” (determined by reference to the monthly “Air Traffic Statistics” published by the Bureau of Transportation Statistics) has occurred as a result of or in connection with a Travel Event (as defined in the Amended and Restated Credit Agreement) as compared to the number of “domestic revenue passenger enplanements” (determined by reference to the monthly “Air Traffic Statistics” published by the Bureau of Transportation Statistics) occurring in the corresponding month during the prior year or, if a Material Travel Event Disruption existed during such month, the most recent corresponding month in which no Material Travel Event Disruption occurred/existed.

As of June 30, 2020, the recent capacity reductions by domestic airlines in response to the COVID-19 outbreak and related anticipated decreases in domestic passenger enplanements, and a recent sharp decline in GDS bookings, has led to a finding that a Material Travel Event Disruption has occurred. As such, the leverage ratio covenant has been suspended for at least the second and third quarters of 2020. Based on July 2020 volumes, we expect the suspension of the leverage ratio covenant will continue into the fourth quarter of 2020.

Concurrent Offering, Proposed Credit Facility Transactions and Proposed Private Offering of Notes

We are currently pursuing several other financing transactions that, if completed, will impact our liquidity, balance sheet, operational flexibility and future capital resources. Settlement of this offering is not conditioned on those financing transactions.

Concurrent Offering of Mandatory Convertible Preferred Stock

Concurrent with this offering of stock, we are conducting a registered public offering, pursuant to a separate prospectus supplement, of 3,000,000 shares of Mandatory Convertible Preferred Stock with an aggregate liquidation preference of $300 million.

We are currently seeking to obtain approximately $550 million in aggregate gross proceeds from this offering and the Concurrent Offering, before deducting underwriters’ discounts. We intend to use the net proceeds from this offering and the Concurrent Offering, in each case after fees, discounts, commissions and other offering expenses, for general corporate purposes.

The Mandatory Convertible Preferred Stock is expected to rank senior to our common stock with respect to the distribution of assets upon our liquidation, dissolution or winding up, and to automatically convert into our common stock on September 1, 2023, and to be convertible into shares of our common stock at the option of the holders thereof at any time prior to such date, in each case at conversion rates to be determined. The Mandatory

Convertible Preferred Stock is expected to accumulate cumulative dividends at a rate per annum to be agreed, payable, at our election, in cash, shares of our common stock or a combination of cash and shares of our common stock. If the Concurrent Offering is consummated, we expect to agree to provide the underwriters of the Concurrent Offering with an option to purchase an additional 450,000 shares of Mandatory Convertible Preferred Stock, solely to cover overallotments.

We may modify the amount or other proposed terms of the Concurrent Offering, and may not complete the Concurrent Offering on the terms or in the amount currently anticipated, or at all. Settlement of this offering is not conditioned upon settlement of the Concurrent Offering, and settlement of the Concurrent Offering is not conditioned upon settlement of this offering. The Concurrent Offering is being made pursuant to a separate prospectus supplement, and this prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy the Mandatory Convertible Preferred Stock.

Proposed Credit Facility Transactions

We are currently in active negotiations with certain lenders under our $400 million revolving credit facility (“Revolver”) (of which $375 million was drawn as of the date hereof) and certain lenders under our existing $570 million Term Loan A facility (“Term Loan A”) (of which $456 million is currently outstanding), regarding amendments to and/or replacements of such facilities (the “Proposed Credit Facility Transactions”). If consummated, we currently expect such transactions to result in:

•

a $400 million revolving senior secured credit facility that matures in February 2024, subject to an earlier “springing” maturity date in the event the maturity dates of the $1,900 million incremental Term Loan B facility (“Term Loan B”) (of which approximately $1,834 million is outstanding), the April 2023 Notes and the November 2023 Notes have not been extended or refinanced to a date outside of August, 2024 (our current $400 million Revolver matures in July 2022); and

•

an approximately $156 million senior secured Term Loan A, following prepayment of the Term Loan A from the proceeds of the Proposed Notes Offering discussed below, the maturity of which we are a seeking to extend such that a significant portion of the Term Loan A would mature in February 2024, subject to an earlier “springing” maturity date in the event the maturity dates of the Term Loan B, the April 2023 Notes and the November 2023 Notes have not been extended or refinanced to a date outside of August, 2024 (our current outstanding $456 million Term Loan A matures in July 2022, and any unextended balance of the Term Loan A would mature on this date).

As part of those transactions, we currently expect to use the net proceeds from the Proposed Notes Offering, after fees, discounts, commissions and other offering expenses, plus cash on hand, to repay approximately $300 million principal amount of debt under our Term Loan A.

In connection with our request to extend the maturity date of our revolving credit facility and our Term A Loan, we intend to agree that, during any covenant suspension resulting from a Material Travel Event Disruption (including during the current covenant suspension period), we will maintain liquidity of at least $450 million on a monthly basis, limit certain payments to equity holders, certain investments, certain prepayments of unsecured debt and the ability of certain subsidiaries to incur additional debt and increase the interest rate spreads by 0.25%.

We may modify the amount, structure or other proposed terms of the Proposed Credit Facility Transactions, and may not complete the Proposed Credit Facility Transactions on the terms or in the amount currently anticipated, or at all. We may, in lieu of the Proposed Credit Facility Transactions described above, reduce the amount of the existing Revolver and the existing Term Loan A that is repaid or refinanced, and leave a portion of such facilities outstanding.

Settlement of this offering is not conditioned upon the consummation of the Proposed Credit Facility Transactions, and settlement of the Proposed Credit Facility Transactions is not conditioned upon the settlement of this offering.

Proposed Notes Offering

In addition, we currently intend, subject to market conditions, to cause our subsidiary Sabre GLBL Inc. on a subsequent date to conduct a private offering of $300,000,000 aggregate principal amount of Senior Secured Notes. The timing, terms and size of the Proposed Notes Offering is dependent on market conditions and our ability to access the debt capital markets on terms acceptable to us. We cannot give any assurance that the Proposed Notes Offering will be commenced or completed.

We currently expect to use the net proceeds from the Proposed Notes Offering, after fees, discounts, commissions and other offering expenses, plus cash on hand, to repay approximately $300 million of debt under our Term Loan A (assuming that the Proposed Notes Offering is conducted and results in aggregate gross proceeds of $300 million). We may modify the amount, use of proceeds or other proposed terms of the Proposed Notes Offering, and may not complete the Proposed Notes Offering on the terms, on the timeline or in the amount currently anticipated, or at all. Settlement of this offering is not conditioned upon the launch, pricing or settlement of the Proposed Notes Offering, and settlement of the Proposed Note Offering is not conditioned upon this offering.

The Senior Secured Notes are expected to be guaranteed by Sabre Holdings and each of Sabre GLBL’s existing and subsequently acquired or organized subsidiaries that are borrowers under or that guarantee the Credit Facility, and to be governed by an indenture that contains covenants restricting the ability of Sabre GLBL and certain of its subsidiaries to engage in certain transactions, including the incurrence of certain additional debt and the payment of certain dividends and other amounts to Sabre Holdings, subject to certain exceptions to be determined.

The offering of the Senior Secured Notes has not been and is not expected to be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and the Senior Secured Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Senior Secured Notes are being offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act. This prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy the Senior Secured Notes.

Upon the issuance of the Senior Secured Notes in the Proposed Notes Offering, the proceeds of the Proposed Notes Offering will be applied towards prepayment of the Term Loan A, and immediately following such prepayment, Sabre GLBL expects to enter into an amendment to the Credit Agreement (the “Extension Amendment”) to extend the maturity date of the Revolver and a significant portion of the Term Loan A to February 22, 2024 (subject to an earlier “springing” maturity date in the event the maturity dates of the Term Loan B, the April 2023 Notes and the November 2023 Notes have not been extended), and to modify certain terms of the Term Loan A and the Revolver, resulting in (i) an increase of the applicable margins for any Term Loan A loans with an extended maturity and the Revolver to 1.75% per annum for base rate loans and 2.75% per annum for Eurocurrency Rate Loans, and (ii) additional restrictions on certain investments, indebtedness, restricted payments, and prepayments of junior indebtedness, in each case to be applicable during a covenant suspension period that results from a material travel event disruption (as described below). The financial maintenance covenant in our credit agreement is currently suspended as a result of a material travel event disruption. In connection with our request to extend the maturity date of our Revolver and our Term A Loan, we intend to agree that, during any covenant suspension resulting from a Material Travel Event Disruption (including during the current covenant suspension period), we will maintain liquidity of at least $450 million on a monthly basis and to limit certain payments to equity holders, certain investments, certain prepayments of unsecured debt and the ability of certain subsidiaries to incur additional debt.

Our Business

Through the second quarter of 2020, we operated our business and presented our results through three business segments: (i) Travel Network, our global travel marketplace for travel suppliers and travel buyers, (ii) Airline Solutions, a broad portfolio of software technology products and solutions primarily for airlines, and (iii) Hospitality Solutions, an extensive suite of leading software solutions for hoteliers Financial information about our business segments and geographic areas is provided in Note 14, Segment Information, to our consolidated financial statements in Part I, Item 1 in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, incorporated by reference herein.

The COVID-19 pandemic has caused major shifts in the travel ecosystem resulting in the changing needs of our airline, hotel and agency customers. As a result, we decided in the second quarter of 2020 to accelerate the organizational changes we began in 2018 to address the changing travel landscape through a strategic realignment of our airline and agency-focused businesses to respond to the impacts of the COVID-19 pandemic on our business and cost structure. The organizational changes involve the creation of a functional-oriented structure to further enhance our long-term growth opportunities and help deliver new retailing, distribution and fulfillment solutions to the travel marketplace. As a result of these strategic realignment efforts, we will operate our business and present our results through two business segments beginning in the third quarter of 2020: (i) Travel Solutions, our global travel solutions for travel suppliers and travel buyers, including a broad portfolio of software technology products and solutions for airlines, and (ii) Hospitality Solutions, an extensive suite of software solutions for hoteliers. All revenue and expenses previously assigned to the Travel Network and Airline Solutions business segments will be consolidated into a unified revenue and expense structure which will align with information that our CODM plans to utilize beginning in the third quarter of 2020 to evaluate segment performance and allocate resources.

Travel Network

Travel Network is our global business-to-business travel marketplace and consists primarily of our global distribution system (“GDS”) and a broad set of solutions that integrate with our GDS to add value for travel suppliers and travel buyers. Our GDS facilitates travel by efficiently bringing together travel content such as inventory, prices and availability from a broad array of travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with a large network of travel buyers, including online travel agencies (“OTAs”), offline travel agencies, TMCs and corporate travel departments.

Airline Solutions

Our Airline Solutions business offers a broad portfolio of software technology products and solutions, through software-as-a-service (“SaaS”) and hosted delivery model, to airlines and other travel suppliers and provides industry-leading and comprehensive software solutions that help our airline customers better market, sell, serve and operate. We offer airline software solutions in four functional platforms: the Sabre Commercial Platform; the Sabre AirCentre Operations Platform; the Intelligence Exchange Data & Analytics Platform; and the Radixx Platform. The Sabre Commercial Platform brings together intelligent decision support solutions from our AirVision commercial planning suite with the SabreSonic passenger service system, enabling end-to-end retailing, distribution and fulfillment. The Sabre AirCentre Operations Platform is a set of strategic solutions that drive operational effectiveness through holistic planning and management of airline, airport and customer operations. The Intelligence Exchange Data & Analytics Platform is a Platform-as-a-Service (“PaaS”) solution that helps our customers to make recommended decisions across commercial and operations. The Radixx Platform is focused on the low-cost carrier (“LCC”) market, offering retailing solutions for sales and customer service. Additionally, Airlines Solutions offers services to our customers to enable them to better use our products and help optimize their commercial and operations platforms.

Hospitality Solutions

Our Hospitality Solutions business provides software and solutions, through SaaS and hosted delivery models, to hoteliers around the world. Our SaaS solutions empower hotels and hotel chains to manage pricing, reservations, and retail offerings across thousands of distribution channels while improving guest experience throughout the traveler journey. We serve over 40,000 properties in 174 countries.

Strategy

We connect people and places with technology that reimagines the business of travel. The key elements of our strategy include:

•

Developing innovative technology products through investment of significant resources in solutions that address key customer needs in the areas of retailing, distribution, and fulfillment of travel and related products, such as reservations systems, retailing and merchandising solutions, planning and optimization solutions, mobile capabilities, data analytics, and business intelligence solutions.

•

Pursuing new supplier customers seeking distribution of content and agencies, as well as corporations representing buyers of content in our marketplace in Travel Network. In addition, we continue to pursue new customers for our Airline Solutions and Hospitality Solutions businesses.

•	Transforming the security, stability, and health of our technology, with the goal of connecting people to experiences that enrich their lives.

•

Strengthening relationships with existing customers, including promoting the adoption of our products within and across our existing customers, to help enable them to operate more efficiently, drive revenue, and offer personalized traveler experiences with next-generation technology solutions.

THE OFFERING

Common stock offered	35,714,286 shares of common stock.

Option to purchase additional shares	We have granted the underwriters an option to purchase up to 5,357,143 additional shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement.

Common stock to be outstanding after this offering	Approximately 311.6 million shares of common stock (or up to approximately 316.9 million shares if the underwriters exercise their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $238.6 million (or approximately $274.5 million if the underwriters fully exercise their option to purchase additional shares of common stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We estimate that the net proceeds to us from the Concurrent Offering, if consummated, will be approximately $289.5 million (or approximately $333.0 million if the underwriters of the Concurrent Offering fully exercise their option to purchase additional shares of mandatory preferred stock solely to cover overallotments), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering, together with the net proceeds from the Concurrent Offering in each case after fees, discounts, commissions and other offering expenses, for general corporate purposes.

Settlement of this offering is not conditioned upon settlement of the Concurrent Offering and settlement of the Concurrent Offering is not conditioned upon this offering.

Dividend policy	Given the impacts of COVID-19, we have currently suspended share repurchases under our Share Repurchase Program as well as the payment of quarterly cash dividends on our common stock, effective with respect to the dividends occurring after the March 30, 2020 payment. See “Risk Factors—Risks Related to the Offering and Our Common Stock—We do not expect to pay any cash dividends for the foreseeable future.” Any future dividends that may be declared and paid from time to time will be subject to market and economic conditions, applicable legal requirements and other relevant factors. In the future we will periodically evaluate whether to make a dividend, and the amount and timing of any such dividends, based on our operating results, financial condition, capital requirements and general business conditions. If we recommence the payment of quarterly dividends in the future, we will not be obligated to continue a dividend for any fixed period, and the payment of dividends may be suspended or discontinued at any time at our discretion and without prior notice.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” included in this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	“SABR”

The outstanding share information above is set forth as of June 30, 2020. It assumes no issuance of shares of common stock reserved for issuance under our equity incentive plans. As of June 30, 2020, an aggregate of 7,415,417 shares of common stock were reserved for future issuance under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (the “2019 Omnibus Plan”) which includes shares of common stock that were available for future issuance under our prior equity plans. As of June 30, 2020, an aggregate of 355,078 shares of common stock were reserved for future issuance under the Sabre Corporation 2019 Director Equity Compensation Plan (the “2019 Director Plan”). Additionally, the outstanding share information set forth above does not include any shares issuable upon exchange of the $345 million aggregate principal amount of 4.000% Exchangeable Senior Notes due 2025 (the “Exchangeable Notes”) issued by Sabre GLBL on April 17, 2020 or any shares issuable upon exchange of the Mandatory Convertible Preferred Stock contemplated in the Concurrent Offering and assumes:

•

no exercise of time-based stock options outstanding under our Sovereign Management Equity Incentive Plan (“2007 Sovereign New Equity”) plan. As of June 30, 2020, there were 30,625 time-based stock options outstanding under this plan with a weighted average exercise price of $8.87;

•

no exercise of time-based stock options outstanding under our Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan (“Sovereign 2012 MEIP”). As of June 30, 2020, there were 292,287 time-based stock options outstanding under this plan with a weighted average exercise price of $12.34;

•

no exercise of time-based stock options outstanding under our 2014 Omnibus Incentive Compensation Plan (“2014 Omnibus Plan”). As of June 30, 2020, there were 444,575 time-based stock options outstanding under this plan with a weighted average exercise price of $23.92;

•

no exercise of time-based stock options outstanding under our 2016 Omnibus Incentive Compensation Plan (“2016 Omnibus Plan”). As of June 30, 2020, there were 3,144,114 time-based stock options outstanding under this plan with a weighted average exercise price of $22.37;

•

no exercise of time-based stock options outstanding under our 2019 Omnibus Plan. As of June 30, 2020, there were 1,734,163 time-based stock options outstanding under this plan with a weighted average exercise price of $9.02;

•	no vesting and settlement of the 1,331,116 performance-based restricted stock units unvested and outstanding as of June 30, 2020 under our 2016 Omnibus Plan;

•	no vesting and settlement of the 3,625,613 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2016 Omnibus Plan;

•	no vesting and settlement of the 9,469,146 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2019 Omnibus Plan;

•	no vesting and settlement of the 1,571,895 performance-based restricted stock units unvested and outstanding as of June 30, 2020 under our 2019 Omnibus Plan; and

•	no vesting and settlement of the 131,432 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2019 Director Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present summary consolidated financial data for Sabre Corporation’s business. You should read these tables along with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and Sabre Corporation’s consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus supplement. For a discussion of the differences between the consolidated financial data for Sabre Corporation and the Issuer, see “Notice Regarding Presentation of Financial Information.”

The consolidated statements of operations data and consolidated statements of cash flow data for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement. The consolidated states of operations data and consolidated statements of cash flow data for the six months ended June 30, 2020 and 2019 and the consolidated balance sheet data as of June 30, 2020 and 2019 are derived from our unaudited consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement. The consolidated balance sheet data as of December 31, 2017 is derived from audited consolidated financial statements not incorporated by reference in this prospectus supplement.

The summary consolidated financial data presented below are not necessarily indicative of the results to be expected for any future period. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year or for any future periods. All amounts presented below are in thousands, except per share amounts.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Consolidated Statements of Operations Data:
Revenue(1)	$742,021	$2,049,367	$3,974,988	$3,866,956	$3,598,484
Operating (loss) income(1)	(535,481)	192,320	363,417	562,016	493,440
(Loss) Income from continuing operations(1)	(653,301)	87,308	164,312	340,921	249,576
(Loss) Income from discontinued operations, net of tax(1)	(2,798)	(102)	(1,766)	1,739	(1,932)
Net (loss) income attributable to common stockholders(1)	(656,811)	84,688	158,592	337,531	242,531
Net (loss) income per share attributable to common stockholders:
Basic(1)	$(2.39)	$0.31	$0.57	$1.23	$0.87
Diluted(1)	$(2.39)	$0.31	$0.57	$1.22	$0.87
Weighted-average common shares outstanding:
Basic	274,865	274,911	274,168	275,235	276,893
Diluted	274,865	276,596	276,217	277,518	278,320

Consolidated Statements of Cash Flows Data:
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033
Cash used in investing activities	(43,746)	(76,163)	(243,026)	(275,259)	(317,525)
Cash provided by (used in) financing activities	1,308,193	(292,975)	(409,721)	(306,506)	(356,780)
Additions to property and equipment	39,333	67,196	115,166	283,940	316,436
Cash payments for interest	73,664	77,926	157,648	156,041	149,572

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019		2018		2017
Other Financial Data:
Adjusted Gross Profit(1)	$38,100	$723,528	$1,391,806		$1,521,408		$1,500,186
Adjusted Operating (Loss) Income(1)	(379,679)	282,715	513,408		701,432		706,149
Adjusted Net (Loss) Income(1)	(437,979)	161,653	279,215		427,570		390,118
Adjusted EBITDA(1)	(185,885)	497,984	946,360		1,124,390		1,078,571
Free Cash Flow	(434,369)	190,465	466,094		440,857		361,597
Net Debt (total debt, less cash)	3,510,798	3,007,906	2,927,633		2,922,590		3,126,652
Net debt relative to Adjusted EBITDA			3.1	x	2.6	x	2.9	x

Key Metrics:(2)
Travel Network
Direct Billable Bookings—Air	63,900	263,166	499,111		491,820		462,381
Direct Billable Bookings—Lodging, Ground and Sea	14,551	33,896	67,197		66,454		62,443
Total Direct Billable Bookings	78,451	297,062	566,308		558,274		524,824
Airline Solutions Passengers Boarded	187,174	366,563	741,107		752,548		772,149
Hospitality Solutions Central Reservations System Transactions	32,113	51,914	108,482		88,655		N/A

(1)

In the first quarter of 2018, we adopted the comprehensive update to revenue recognition guidance in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), on a prospective basis from January 1, 2018. See Note 2. Revenue from Contracts with Customers with Customers, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(2)

“Direct Billable Bookings” and “Passengers Boarded” are the primary metrics utilized by Travel Network and Airline Solutions, respectively, to measure operating performance. Travel Network generates fees for each Direct Billable Booking which include bookings made through our GDS (e.g., Air, and Lodging, Ground and Sea (“LGS”)) and through our equity method investments in cases where we are paid directly by the travel supplier and for Air Bookings, are presented net of bookings cancelled within the period presented. Passengers Boarded (“PBs”) is the primary metric used by Airline Solutions to recognize SaaS and hosted revenue from recurring usage-based fees. The primary metric utilized by Hospitality Solutions is booking transactions processed through the Sabre Hospitality Solutions SynXis Central Reservation System (the “HS Central Reservation System”). These key metrics allow management to analyze customer volume over time for each of our three business segments to monitor industry trends and analyze performance. We believe that these key metrics are useful for investors and other third parties as indicators of our financial performance and industry trends. While these metrics are based on what we believe to be reasonable estimates of our transaction counts for the applicable period of measurement, there are inherent challenges associated with their measurement. In addition, we are continually seeking to improve our estimates of these metrics, and these estimates may change due to improvements or changes in our methodology.

	As of June 30,		As of December 31,
	2020	2019	2019	2018	2017
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,306,288	$396,848	$436,176	$509,265	$361,381
Total assets(1)(2)(3)	6,129,206	5,770,071	5,689,957	5,806,381	5,649,364
Long-term debt	4,608,478	3,298,922	3,261,821	3,337,467	3,398,731
Working capital surplus (deficit)(1)(3)	972,048	32,231	96,377	169,235	(11,455)
Noncontrolling interest	9,300	7,152	8,588	7,205	5,198
Total stockholders’ equity(1)(3)	326,022	919,688	947,669	974,271	698,500

(1)

In the first quarter of 2020, we adopted new credit impairment guidance for the measurement of credit losses in accordance with ASC 326, Credit Impairment. See Note 6. Credit Losses, to our consolidated financial statements included in Part I, Item 1 in our Form 10-Q for the quarter ended June 30, 2020, incorporated herein by reference.

(2)

In the first quarter of 2019, we adopted new lease accounting guidance on a modified retrospective basis in accordance with ASC 842, Leases. See Note 11. Leases, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(3)

In the first quarter of 2018, we adopted the comprehensive update to revenue recognition guidance, ASC 606, on a prospective basis from January 1, 2018. See Note 2. Revenue from Contracts with Customers, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

Non-GAAP Measures

The following table sets forth the reconciliation of net income attributable to common shareholders to Adjusted Net Income, Adjusted EBITDA and Adjusted Operating Income (in thousands, except per share amounts):

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Net (loss) income attributable to common stockholders	$(656,811)	$84,688	$158,592	$337,531	$242,531
Loss (Income) from discontinued operations, net of tax	2,798	102	1,766	(1,739)	1,932
Net income attributable to noncontrolling interests(1)	712	2,518	3,954	5,129	5,113

(Loss) income from continuing operations	(653,301)	87,308	164,312	340,921	249,576

Adjustments:
Impairment and related charges(2)	—	—	—	—	81,112
Acquisition-related amortization(3a)	33,310	31,995	64,604	68,008	95,860
Loss on extinguishment of debt	—	—	—	633	1,012
Other, net(5)	53,584	4,349	9,432	8,509	(36,530)
Restructuring and other costs(6)	73,282	—	—	—	23,975
Acquisition-related costs(7)	22,200	20,641	41,037	3,266	—
Litigation costs, net(8)	1,856	2,824	(24,579)	8,323	(35,507)
Stock-based compensation	26,339	33,989	66,885	57,263	44,689
Tax impact of adjustments(9)	4,751	(19,453)	(42,476)	(59,353)	(34,069)

Adjusted Net (Loss) Income from continuing operations	$(437,979)	$161,653	$279,215	$427,570	$390,118

Adjusted Net (Loss) Income from continuing operations per share	$(1.59)	$0.58	$1.01	$1.54	$1.40
Diluted weighted-average common shares outstanding	274,865	276,596	276,217	277,518	278,320
Adjusted Net (Loss) Income from continuing operations	$(437,979)	$161,653	$279,215	$427,570	$390,118
Adjustments:
Depreciation and amortization of property and equipment(3b)	137,541	154,557	310,573	303,612	264,880
Amortization of capitalized implementation costs(3c)	18,964	21,738	39,444	41,724	40,131
Amortization of upfront incentive consideration(4)	37,289	38,974	82,935	77,622	67,411
Interest expense, net	96,023	77,621	156,391	157,017	153,925
Remaining provision for income taxes	(37,723)	43,441	77,802	116,845	162,106

Adjusted EBITDA	$(185,885)	$497,984	$946,360	$1,124,390	$1,078,571
Less:
Depreciation and amortization(3)	189,815	208,290	414,621	413,344	400,871
Amortization of upfront incentive consideration(4)	37,289	38,974	82,935	77,622	67,411
Acquisition related amortization(3a)	(33,310)	(31,995)	(64,604)	(68,008)	(95,860)

Adjusted Operating (Loss) Income	$(379,679)	$282,715	$513,408	$701,432	$706,149

See “Selected Historical Consolidated Financial Data—Non-GAAP Measures” for a reconciliation of operating income (loss) to Adjusted Gross Margin, Adjusted EBITDA and Adjusted Operating Income (Loss) by segment.

The following tables present information from our statements of cash flows and sets forth the reconciliation of Free Cash Flow to cash (used in) provided by operating activities, the most directly comparable GAAP measure (in thousands).

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033
Cash used in investing activities	(43,746)	(76,163)	(243,026)	(275,259)	(317,525)
Cash provided by (used in) financing activities	1,308,193	(292,975)	(409,721)	(306,506)	(356,780)
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033
Additions to property and equipment	(39,333)	(67,196)	(115,166)	(283,940)	(316,436)
Free Cash Flow	(434,369)	190,465	$466,094	$440,857	$361,597

(1)

Net income attributable to non-controlling interests represents an adjustment to include earnings allocated to non-controlling interest held in (i) Sabre Travel Network Middle East of 40%, Sabre Seyahat Dagitim Sistemleri A.S. of 40% and Sabre Travel Network Lanka (Pte) Ltd of 40% for all periods presented, and (ii) Sabre Bulgaria of 40% beginning in November 2017.

(2)

Impairment and related charges represents an $81 million charge in 2017 associated with net capitalized contract costs related to an Airline Solutions’ customer based on our analysis of the recoverability of such amounts. See Note 4. Impairment and Related Charges to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein, for additional information.

(3)	Depreciation and amortization expenses:
(a)	Acquisition-related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date.
(b)	Depreciation and amortization of property and equipment includes software developed for internal use as well as amortization of contract acquisition costs.
(c)	Amortization of capitalized implementation costs represents amortization of upfront costs to implement new customer contracts under our SaaS and hosted revenue model.
(4)

Our Travel Network business at times provides upfront incentive consideration to travel agency subscribers at the inception or modification of a service contract, which are capitalized and amortized to cost of revenue over an average expected life of the service contract, generally over three to ten years. This consideration is made with the objective of increasing the number of clients or to ensure or improve customer loyalty. These service contract terms are established such that the supplier and other fees generated over the life of the contract will exceed the cost of the incentive consideration provided up front. These service contracts with travel agency subscribers require that the customer commit to achieving certain economic objectives and generally have terms requiring repayment of the upfront incentive consideration if those objectives are not met.

(5)

Other, net, includes a $46 million charge related to termination payments incurred in the first quarter of 2020 in connection with our proposed acquisition of Farelogix, as well as foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. In 2018, we recorded an expense of $5 million related to our liability under the Tax Receivable Agreement (“TRA”) and an offsetting gain of $8 million on the sale of an investment. In 2017, we recognized a benefit of $60 million due to a reduction to our liability under the TRA primarily due to a provisional adjustment resulting from the enactment of TCJA which reduced the U.S. corporate income tax rate, offset by a loss of $15 million related to debt modification costs associated with a debt refinancing. In addition, all periods presented include foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Receivable Agreement” for additional information regarding the TRA. For the six months ended June 30, 2020, Other, net includes a $46 million charge related to termination payments incurred in the first quarter of 2020 in connection with our proposed acquisition of Farelogix Inc. (“Farelogix”), as well as foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. See Note 3. Acquisitions for further detail regarding the Farelogix acquisition.
(6)

Restructuring and other costs represent charges associated with business restructuring and associated charges, including a strategic realignment of our airline and agency-focused businesses, as well as other measures to support the new organizational structure and to respond to the impacts of the COVID-19 pandemic on our business and cost structure in 2020. We recorded $25 million in charges associated with announced actions to reduce our workforce in 2017. This reduction aligned our operations with business needs and implemented an ongoing cost and organizational structure consistent with our expected growth needs and opportunities.

(7)

Acquisition-related costs represent fees and expenses incurred associated with the 2018 agreement to acquire Farelogix, as well as costs related to the acquisition of Radixx in 2019. See Note 3. Acquisitions, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(8)

Litigation costs, net represent charges associated with antitrust litigation and other foreign non-income tax contingency matters. In 2019, we recorded the reversal of our previously accrued loss related to the US Airways legal matter for $32 million. In 2018, we recorded non-income tax expense of $4 million for tax, penalties and interest associated with certain non-income tax claims for historical periods regarding permanent establishment in a foreign jurisdiction. In 2017, we recorded a $43 million reimbursement, net of accrued legal and related expenses, from a settlement with our insurance carriers with respect to the American Airlines litigation. See Note 16. Commitments and Contingencies, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(9)

The tax impact on adjustments includes the tax effect of each separate adjustment based on the statutory tax rate for the jurisdiction(s) in which the adjustment was taxable or deductible, and the tax effect of items that relate to tax specific financial transactions, tax law changes, uncertain tax positions and other items. In 2018, the tax impact on adjustments includes a benefit of $27 million related to the provisional impact for deferred taxes and foreign tax effects recorded for the enactment of the TCJA in 2017. In 2017, the tax impact on adjustments includes a provisional impact of $47 million recognized in the fourth quarter of 2017 as a result of the enactment of the TCJA in December 2017.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information contained or incorporated by reference in this prospectus supplement, including the information under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment in the shares.

Risks Related to Our Business and Industry

Important risks relating to our business and industry (including the impact of COVID-19), which you should carefully consider, are described in the documents referred to above. A supplemental risk factor relating to our business and industry follows below.

Our cash outlay of revenue less expense per month may be different than we have projected if we are unable to realize the anticipated cost savings described in this prospectus supplement.

We are implementing a series of cost savings initiatives that, as described above under “Summary—Recent Developments—Liquidity and Cost Savings Measures,” we expect to result in the realization of significant net cost savings during 2020. There can be no assurance that we will be able to realize these savings in the anticipated amounts or within the anticipated timeframes.

Our anticipated costs savings involve assumptions, estimates and plans that may not reflect actual events in the future for a variety of reasons, including:

•	the costs we incur to implement our cost savings initiatives may be in excess of our current expectations;

•	the revenues we realize may be less than our current expectations;

•	changed or unanticipated circumstances and events occurring after the date on which such assumptions, estimates and plans were prepared; and

•	changes resulting from developments relating to the COVID-19 pandemic, travel restrictions or patterns, and changes in societal norms regarding travel and social distancing.

We undertake no obligation to update or otherwise revise or reconcile these anticipated cost savings or cash outlay whether as a result of new information, future events or otherwise. Neither our independent auditors nor any other independent auditors, have examined, compiled or performed any procedures with respect to these cost savings or cash outlay estimates, nor have they expressed any opinion, or any other form of assurance on such information or their achievability. Failure to realize the expected cost savings or revenues resulting in the reduction of our cash outlay could have an adverse effect on the combined on our financial condition, results of operations and prospects.

Risks Related to the Offering and Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Since our initial public offering on April 17, 2014 through August 19, 2020, the price of our common stock has ranged from a low of $3.30 on March 20, 2020 to a high of $30.46 on October 28, 2015. In the future, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which you purchased them, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include, but are not limited to, those listed in the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2019, the “Risk Factors” section in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and the “Risk Factors” section in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, which are incorporated by reference herein, and the following, some of which are beyond our control regardless of our actual operating performance:

•	actual or anticipated quarterly variations in operational results and reactions to earning releases or other presentations by company executives;

•	failure to meet the expectations of securities analysts and investors;

•	rating agency credit rating actions;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•	any increased indebtedness we may incur in the future;

•	actions by institutional stockholders;

•	speculation or reports by the press or the investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	changes in our capital structure;

•	announcements of dividends;

•	additional future sales of our common stock by us, the Principal Stockholders or members of our management;

•	announcements of technological innovations or new services by us or our competitors or new entrants into the industry;

•	announcements by us, our competitors or vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	loss of a major travel supplier or global travel agency subscriber;

•	changes in the status of intellectual property rights;

•	third-party claims or proceedings against us or adverse developments in pending proceedings;

•	additions or departures of key personnel;

•	changes in applicable laws and regulations;

•	negative publicity for us, our business or our industry;

•	changes in expectations or estimates as to our future financial performance or market valuations of competitors, customers or travel suppliers;

•	results of operations of our competitors; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

Volatility in our stock price could also make us less attractive to certain investors, and/or invite speculative trading in our common stock or debt instruments.

In addition, securities exchanges, and in particular Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future issuances of debt or equity securities by us may adversely affect the market price of our common stock.

As of June 30, 2020, we have an aggregate of 7,770,495 shares of common stock authorized but unissued and reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Additionally, if all Exchangeable Notes were exchanged and settled solely through delivery of shares of common stock (and not cash), this would result in the issuance of approximately 43.8 million shares of common stock (or up to approximately 58.0 million shares if the exchange rate were increased by the maximum potential amount upon the occurrence of a “Make-Whole Fundamental Change” (as defined in the related indenture) in each case subject to adjustment). Assuming that the Concurrent Offering closes, 35,714,286 to 42,857,143 aggregate shares of common stock (or 41,071,429 to 49,285,714 shares if the underwriters exercise their option to purchase additional shares of Mandatory Preferred Stock solely to cover overallotments in full) will be issuable upon the conversion of the Mandatory Preferred Securities that will be issued.

In the future, we may attempt to obtain financing or to increase further our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations. In addition, we also expect to issue additional shares in connection with exercise of our stock options under our incentive plans.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity for financing or in connection with our incentive plans, acquisitions or otherwise may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of our debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Securities” in the accompanying prospectus.

The market price of our common stock could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market in future offerings, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and price that we deem appropriate. In addition, the additional sale of our common stock by our officers or directors in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline.

We may issue shares of our common stock or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common stock. If any such acquisition or investment is significant, the number of shares of common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our stockholders. We may also grant registration rights covering shares of our common stock or other securities that we may issue in connection with any such acquisitions and investments.

We and certain of our executive officers and directors have agreed with the underwriter not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 60 days after the date of this prospectus, except for certain limited exceptions. See “Underwriting.” Approximately 0.7% of outstanding shares of our common stock are subject to these lock-up agreements.

After the expiration of the 60-day lock-up period under the lock-up agreement these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions and other securities laws. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly.

The underwriters may, in their sole discretion, release all or some portion of the shares subject to the 60-day lock-up agreements prior to expiration of such period.

Certain provisions of our Certificate of Incorporation, our Bylaws and Delaware law could hinder, delay or prevent a change in control of us that you might consider favorable, which could also adversely affect the price of our common stock.

Certain provisions under our Certificate of Incorporation, our Bylaws and Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions include:

•	the sole ability of the then-current members of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	a provision prohibiting stockholders from acting by written consent;

•	a provision prohibiting stockholders from calling a special meeting;

•	advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at our stockholder meetings;

•

the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors;

•

our opting to have the provisions of Section 203 of the DGCL (as defined in “Description of Securities” in the accompanying prospectus), which regulates business combinations with “interested stockholders,” apply to us after the first date on which each of the Principal Stockholders and their affiliates no longer meets the requirements to be an “interested stockholder” as defined by Section 203 of the DGCL, but excluding for purposes thereof, clause (ii) of such definition of “interested stockholder”; and

•	provisions prohibiting cumulative voting.

Anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change of our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, efforts by stockholders to change the direction or management of the company may be unsuccessful. See “Description of Securities” in the accompanying prospectus for additional information regarding the provisions included in our Certificate of Incorporation and our Bylaws.

We do not expect to pay any cash dividends on our common stock for the foreseeable future.

Given the impacts of COVID-19, we have currently suspended share repurchases under our Share Repurchase Program as well as the payment of quarterly cash dividends on our common stock, effective with respect to the dividends occurring after the March 30, 2020 payment.

You should not rely on an investment in our common stock to provide dividend income. Because of our liquidity management, we do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain our operations. Any future dividends that may be declared and paid from time to time will be subject to market and economic conditions, applicable legal requirements and other relevant factors. In the future our board of directors will periodically evaluate whether to make a dividend, and the amount and timing of any such dividends, based on factors including our operating results, financial condition, capital requirements and general business conditions. If we recommence the payment of quarterly dividends in the future, we will not be obligated to continue a dividend for any fixed period, and the payment of dividends may be suspended or discontinued at any time at our discretion and without prior notice.

Any future decision to recommence the payment of cash dividends on our common stock will also depend upon the availability to us of cash for such payments at the relevant time. We conduct a significant amount of our operations through our subsidiaries. Accordingly, our ability to pay a dividend in respect of any period may significantly depend on the cash flows of our subsidiaries and their ability to make distributions to us. None of our subsidiaries is under any obligation to make payments to us, the ability of our subsidiaries to distribute cash to us is subject to restrictions under our credit facilities, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. Additionally, under applicable Delaware law, our board of directors (or an authorized committee thereof) may only declare and pay dividends on shares of our capital stock out of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to pay dividends even if otherwise permitted to do so.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our strategies. In many cases, you can identify forward-looking statements by terms such as “expects,” “outlook,” “believes,” “provisional,” “may,” “intends,” “will,” “predicts,” “potential,” “anticipates,” “estimates,” “should,” “plans” or the negative of these terms or other comparable terminology.

The forward-looking statements contained or incorporated by reference in this prospectus supplement are based on our current expectations and assumptions regarding our business, the economy and other future conditions and are subject to risks, uncertainties and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as included elsewhere or incorporated by reference in this prospectus supplement. These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following:

•

the severity, extent and duration of the global COVID-19 pandemic and its impact on our business and results of operations, financial condition and credit ratings, as well as on the travel industry and consumer spending more broadly, the actions taken to contain the disease or treat its impact, the effect of remote working arrangements on our operations and the speed and extent of the recovery across the broader travel ecosystem;

•

factors affecting transaction volumes in the global travel industry, particularly air travel transaction volumes, including global and regional economic and political conditions, financial instability or fundamental corporate changes to travel suppliers, outbreaks of contagious diseases, natural or man-made disasters, safety concerns or changes to regulations governing the travel industry;

•	systems and infrastructure failures or other unscheduled shutdowns or disruptions, including those due to natural disasters or cybersecurity attacks;

•	availability and performance of information technology services provided by third parties, such as DXC, which could result in additional costs or business disruptions for us;

•

security breaches occurring at our facilities or with respect to our infrastructure, resulting from computer viruses, malware, denial of service attacks by hackers, attacks on hardware vulnerabilities, physical or electronic break-ins, cybersecurity incidents or similar distributive problems;

•	potential failure to comply with PCI Data Security Standard;

•	potential failure to successfully implement software solutions, which could result in damage to our reputation;

•	our Travel Network business’ exposure to pricing pressures from travel suppliers and its dependence on relationships with several large travel buyers;

•

the fact that travel supplier customers may experience financial instability, consolidate with one another, pursue cost reductions, change their distribution model or experience other changes adverse to us;

•

travel suppliers’ use of alternative distribution models, such as direct distribution channels, technological incompatibilities between suppliers’ travel content and our GDS, and the diversion of consumer traffic to other channels;

•	our ability to adapt to technological developments or the evolving competitive landscape by introducing relevant new technologies, products and services;

•

potential negative impact of competition from other third-party solutions providers and from new participants entering the solutions market on our ability to maintain and grow our Airline Solutions and Hospitality Solutions businesses;

•	competition in the travel distribution market from other GDS providers, direct distribution by travel suppliers and new entrants or technologies that could challenge the existing GDS business model;

•

our ability to renew existing contracts or to enter into new contracts with travel supplier and buyer customers, third-party distributor partners and joint ventures on economically favorable terms or at all;

•	the potential failure to recruit, train and retain employees, including our key executive officers and key technical employees;

•

liabilities arising from our collection, processing, storage, use and transmission of personal data resulting from conflicting legal requirements, governmental regulation or security breaches, including compliance with payment card industry regulations;

•

our business being harmed by adverse global and regional economic and political conditions, particularly, given our geographic concentration, those that may adversely affect business and leisure travel originating in, or travel to, the United States and Europe, including the approval by voters in the U.K. for that country to exit the E.U. and economic uncertainty over related negotiations;

•	risks associated with operating as a global business in multiple countries and in multiple currencies;

•	risks associated with the value of our brand, which may be damaged by a number of factors, some of which are out of our control;

•

adverse outcomes in our legal proceedings, including our litigation with US Airways or the antitrust investigation by the U.S. Department of Justice, whether in the form of money damages or injunctive relief that could force changes to the way we operate our GDS;

•	our failure to comply with regulations that are applicable to us or any unfavorable changes in, or the enactment of, laws, rules or regulations applicable to us;

•

our reliance on third-party distributors and joint ventures to extend our GDS services to certain regions, which exposes us to risks associated with lack of direct management control and potential conflicts of interest;

•	risks associated with our use of open source software, including the possible future need to acquire licenses from third parties or re-engineer our solutions;

•	risks associated with acquisitions, divestitures, investments and strategic alliances;

•	our ability to protect and maintain our information technology and intellectual property rights, as well as defend against potential infringement claims against us, and the associated costs;

•	the possibility that we may have insufficient insurance to cover our liability for pending litigation claims or future claims, which could expose us to significant liabilities;

•	defects in our products resulting in significant warranty liabilities or product liability claims, for which we may have insufficient product liability insurance to pay material uninsured claims;

•	the fact that we may have higher than anticipated tax liabilities;

•	the fact that we may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments;

•

the fact that our pension plan is currently underfunded and we may need to make significant cash contributions to our pension plan in the future, which could reduce the cash available for our business;

•	the fact that we may require more cash than we generate in our operating activities, and additional funding on reasonable terms or at all may not be available;

•	our significant amount of long-term indebtedness and the related restrictive covenants in the agreements governing our indebtedness;

•	our exposure to interest rate and exchange rate fluctuations;

•	the updating of some of our business process systems, including our enterprise resource planning system, including problems with the design or implementation of this system;

•

risks associated with maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members;

•	the impact of the large number of outstanding shares of our common stock eligible for future sale on the market price of our common stock; and

•

other risks and uncertainties, including those listed in the “Risk Factors” section and under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, and in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them publicly in light of new information or future events.

You should carefully consider the risks specified in the “Risk Factors” section of this prospectus supplement, as well as other risks and uncertainties described under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, under “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and in subsequent public statements or reports we file with or furnish to the SEC, before making any investment decision with respect to our securities. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition or results of operations could be materially adversely affected, the trading prices of our securities could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus supplement includes or incorporates by reference industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Statements as to our ranking, market position and market estimates are based on independent industry publications, government publications, third-party forecasts and management’s estimates and assumptions about our markets and our internal research. We have included or incorporated by reference explanations of certain internal estimates and related methods provided in this prospectus supplement along with these estimates. See “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2019 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. While we are not aware of any misstatements regarding our market, industry or similar data presented herein or in the information incorporated by reference herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included or incorporated by reference in this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $238.6 million (or approximately $274.5 million if the underwriters fully exercise their option to purchase additional shares of common stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We estimate that the net proceeds to us from the Concurrent Offering, if consummated, will be approximately $289.5 million (or approximately $333.0 million if the underwriters of the Concurrent Offering fully exercise their option to purchase additional shares of mandatory preferred stock solely to cover overallotments), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering, together with the net proceeds from the Concurrent Offering in each case after fees, discounts, commissions and other offering expenses, for general corporate purposes.

Settlement of this offering is not conditioned upon settlement of the Concurrent Offering and settlement of the Concurrent Offering is not conditioned upon this offering.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and the capitalization of Sabre Corporation as of June 30, 2020 (i) on an actual historical basis and (ii) as adjusted giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and the Concurrent Offering (assuming no exercise of the underwriters’ option to purchase additional shares of Mandatory Convertible Preferred Stock solely to cover overallotments) and application of the net proceeds as described under “Use of Proceeds,” as if each had occurred on June 30, 2020. This offering is not conditioned upon settlement of the Concurrent Offering, and settlement of the Concurrent Offering is not conditioned upon settlement of this offering.

The as adjusted column of the table below does not give effect to the Proposed Notes Offering or the application of any proceeds therefrom or to the Proposed Credit Facility Transactions. See “Summary—Recent Developments—Concurrent Offering, Proposed Notes Offering and Credit Facility Transactions.”

You should read the following table in conjunction with the sections titled “Summary Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Indebtedness” and our financial statements and related notes incorporated by reference in this prospectus supplement.

	As of June 30, 2020
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$1,306,288	$1,834,388

Long-term debt, including current portion:
$530 million 5.375% senior secured notes due 2023	530,000	530,000
$500 million 5.250% senior secured notes due 2023	500,000	500,000
$345 million 4.000% exchangeable senior notes due 2025(2)	345,000	345,000
$775 million 9.250% senior secured notes due 2025	775,000	775,000
Credit Facility(3)	2,665,021	2,665,021

Finance lease obligations	2,065	2,065
Unamortized debt issuance costs and discounts	(130,734)	(130,734)

Total Long-term debt	4,686,352	4,686,352
Stockholders’ equity:
Common Stock: $0.01 par value; 1,000,000 authorized shares; 297,131 shares issued and 332,845 shares as adjusted	2,971	3,328
Preferred stock, $0.01 par value, 225,000 authorized, 0 shares issued and 3,000 as adjusted	—	30
Additional paid-in capital	2,411,716	2,939,429
Treasury Stock, at cost, 21,259 shares	(474,105)	(474,105)
Retained deficit	(1,466,428)	(1,466,428)
Accumulated other comprehensive loss	(157,432)	(157,432)
Noncontrolling interest	9,300	9,300

Total stockholders’ equity(4)	326,022	854,122

Total capitalization	$5,012,374	$5,540,474

(1)

Adjustment to cash and cash equivalents represents a net increase of $528.1 million after giving effect to the receipt of proceeds of $250 million from this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and $300 million from the Concurrent Offering, in each case, net of estimated fees and expenses. The net proceeds from this offering and the Concurrent Offering are expected to be used for general corporate purposes. See “Use of Proceeds.” Settlement of this offering is not conditioned upon settlement of the Concurrent Offering or the launch, pricing or settlement of the Proposed Notes Offering, and settlement of the Concurrent Offering is not conditioned upon this offering.

(2)

This reflects the principal amount of the Exchangeable Notes without deduction for the equity component of those notes or issuance costs. In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount was recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount ($345 million in aggregate for the Exchangeable Notes) over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the Exchangeable Notes is the aggregate principal amount of the Exchangeable Notes and does not reflect the debt discount that we are required to recognize in our consolidated balance sheet.

(3)

As of June 30, 2020, we had approximately $456 million and $1,834 million outstanding under the Term Loan A and Term Loan B, respectively. As of June 30, 2020, we had $375 million outstanding under the Revolver and $12 million outstanding under the letter of credit sub-facility, which reduces the amount available to be drawn under the Revolver.

(4)

The outstanding share information is set forth as of June 30, 2020. It assumes no issuance of shares of common stock reserved for issuance under our equity incentive plans. As of June 30, 2020, an aggregate of 7,415,417 shares of common stock were reserved for future issuance under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (the “2019 Omnibus Plan”) which includes shares of common stock that were available for future issuance under our prior equity plans. As of June 30, 2020, an aggregate of 355,078 shares of common stock were reserved for future issuance under the Sabre Corporation 2019 Director Equity Compensation Plan (the “2019 Director Plan”). Additionally, the outstanding share information set forth above does not include any shares issuable upon exchange of the notes and assumes:

•

no exercise of time-based stock options outstanding under our Sovereign Management Equity Incentive Plan (“2007 Sovereign New Equity”) plan. As of June 30, 2020, there were 30,625 time-based stock options outstanding under this plan with a weighted average exercise price of $8.87;

•

no exercise of time-based stock options outstanding under our Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan (“Sovereign 2012 MEIP”). As of June 30, 2020, there were 292,287 time-based stock options outstanding under this plan with a weighted average exercise price of $12.34;

•

no exercise of time-based stock options outstanding under our 2014 Omnibus Incentive Compensation Plan (“2014 Omnibus Plan”). As of June 30, 2020, there were 444,575 time-based stock options outstanding under this plan with a weighted average exercise price of $23.92;

•

no exercise of time-based stock options outstanding under our 2016 Omnibus Incentive Compensation Plan (“2016 Omnibus Plan”). As of June 30, 2020, there were 3,144,114 time-based stock options outstanding under this plan with a weighted average exercise price of $22.37;

•

no exercise of time-based stock options outstanding under our 2019 Omnibus Plan. As of June 30, 2020, there were 1,734,163 time-based stock options outstanding under this plan with a weighted average exercise price of $9.02;

•	no vesting and settlement of the 1,331,116 performance-based restricted stock units, unvested and outstanding as of June 30, 2020 under our 2016 Omnibus Plan;

•	no vesting and settlement of the 3,625,613 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2016 Omnibus Plan;

•	no vesting and settlement of the 9,469,146 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2019 Omnibus Plan;

•	no vesting and settlement of the 1,571,895 performance-based restricted stock units, unvested and outstanding as of June 30, 2020 under our 2019 Omnibus Plan; and

•	no vesting and settlement of the 131,432 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2019 Director Plan.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables present selected historical consolidated financial data for Sabre Corporation’s business. You should read these tables along with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and Sabre Corporation’s consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus supplement.

The consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement. The consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2017, 2016, and 2015 are derived from audited consolidated financial statements not incorporated by reference in this prospectus supplement. The historical consolidated results presented below are not necessarily indicative of the results to be expected for any future period. All amounts presented below are in thousands, except per share amounts.

The consolidated statements of operations data and consolidated statements of cash flows data for the six months ended June 30, 2020 and 2019 and the consolidated balance sheet data as of June 30, 2020 and 2019 are derived from our unaudited consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement. The historical consolidated results presented below are not necessarily indicative of the results to be expected for any future period. All amounts presented below are in thousands, except per share amounts.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Consolidated Statements of Operations Data:
Revenue(1)	$742,021	$2,049,367	$3,974,988	$3,866,956	$3,598,484	$3,373,387	$2,960,896
Operating (loss) income(1)	(535,481)	192,320	363,417	562,016	493,440	459,572	459,769
(Loss) Income from continuing operations(1)	(653,301)	87,308	164,312	340,921	249,576	241,390	234,555
(Loss) Income from discontinued operations, net of tax(1)	(2,798)	(102)	(1,766)	1,739	(1,932)	5,549	314,408
Net (loss) income attributable to common stockholders(1)	(656,811)	84,688	158,592	337,531	242,531	242,562	545,482
Net (loss) income per share attributable to common stockholders:
Basic(1)	$(2.39)	$0.31	$0.57	$1.23	$0.87	$0.87	$2.00
Diluted(1)	$(2.39)	$0.31	$0.57	$1.22	$0.87	$0.86	$1.95
Weighted-average common shares outstanding:
Basic	274,865	274,911	274,168	275,235	276,893	277,546	273,139
Diluted	274,865	276,596	276,217	277,518	278,320	282,752	280,067

Consolidated Statements of Cash Flows Data:
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033	$699,400	$529,207
Cash used in investing activities	(43,746)	(76,163)	(243,026)	(275,259)	(317,525)	(445,808)	(729,041)
Cash provided by (used in) financing activities	1,308,193	(292,975)	(409,721)	(306,506)	(356,780)	(190,025)	93,144
Additions to property and equipment	39,333	67,196	115,166	283,940	316,436	327,647	286,697
Cash payments for interest	73,664	77,926	157,648	156,041	149,572	151,495	154,307

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Other Financial Data:
Adjusted Gross Profit(1)	$38,100	$723,528	$1,391,806	$1,521,408	$1,500,186	$1,460,675	$1,316,820
Adjusted Operating (Loss) Income(1)	(379,679)	282,715	513,408	701,432	706,149	720,361	653,105
Adjusted Net (Loss) Income(1)	(437,979)	161,653	279,215	427,570	390,118	370,937	308,072
Adjusted EBITDA(1)	(185,885)	497,984	946,360	1,124,390	1,078,571	1,046,646	941,587
Free Cash Flow	(434,369)	190,465	466,094	440,857	361,597	371,753	242,510

Key Metrics:(2)
Travel Network
Direct Billable Bookings—Air	63,900	263,166	499,111	491,820	462,381	445,050	384,309
Direct Billable Bookings—Lodging, Ground and Sea	14,551	33,896	67,197	66,454	62,443	60,421	58,414
Total Direct Billable Bookings	78,451	297,062	566,308	558,274	524,824	505,471	442,723
Airline Solutions Passengers Boarded	187,174	366,563	741,107	752,548	772,149	789,260	584,876
Hospitality Solutions Central Reservations System Transactions	32,113	51,914	108,482	88,655	N/A	N/A	N/A

(1)

In the first quarter of 2018, we adopted the comprehensive update to revenue recognition guidance in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), on a prospective basis from January 1, 2018. See Note 2. Revenue from Contracts with Customers with Customers, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(2)

“Direct Billable Bookings” and “Passengers Boarded” are the primary metrics utilized by Travel Network and Airline Solutions, respectively, to measure operating performance. Travel Network generates fees for each Direct Billable Booking which include bookings made through our GDS (e.g., Air, and Lodging, Ground and Sea (“LGS”)) and through our equity method investments in cases where we are paid directly by the travel supplier and for Air Bookings, are presented net of bookings cancelled within the period presented. Passengers Boarded (“PBs”) is the primary metric used by Airline Solutions to recognize SaaS and hosted revenue from recurring usage-based fees. The primary metric utilized by Hospitality Solutions is booking transactions processed through the Sabre Hospitality Solutions SynXis Central Reservation System (the “HS Central Reservation System”). These key metrics allow management to analyze customer volume over time for each of our three business segments to monitor industry trends and analyze performance. We believe that these key metrics are useful for investors and other third parties as indicators of our financial performance and industry trends. While these metrics are based on what we believe to be reasonable estimates of our transaction counts for the applicable period of measurement, there are inherent challenges associated with their measurement. In addition, we are continually seeking to improve our estimates of these metrics, and these estimates may change due to improvements or changes in our methodology.

	As of June 30,		As of December 31,
	2020	2019	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,306,288	$396,848	$436,176	$509,265	$361,381	$364,114	$321,132
Total assets(1)(2)(3)	6,129,206	5,770,071	5,689,957	5,806,381	5,649,364	5,724,570	5,393,627
Long-term debt	4,608,478	3,298,922	3,261,821	3,337,467	3,398,731	3,276,281	3,169,344
Working capital surplus (deficit)(1)(3)	972,048	32,231	96,377	169,235	(11,455)	(312,977)	(222,400)
Noncontrolling interest	9,300	7,152	8,588	7,205	5,198	2,579	1,438
Total stockholders’ equity(1)(3)	326,022	919,688	947,669	974,271	698,500	625,615	484,140

(1)

In the first quarter of 2020, we adopted new credit impairment guidance for the measurement of credit losses in accordance with ASC 326, Credit Impairment. See Note 6. Credit Losses, to our consolidated financial statements included in our Form 10-Q for the quarter ended June 30, 2020, incorporated herein by reference.

(2)

In the first quarter of 2019, we adopted new lease accounting guidance on a modified retrospective basis in accordance with ASC 842, Leases. See Note 11. Leases, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(3)

In the first quarter of 2018, we adopted the comprehensive update to revenue recognition guidance, ASC 606, on a prospective basis from January 1, 2018. See Note 2. Revenue from Contracts with Customers, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

Non-GAAP Measures

The following table sets forth the reconciliation of Adjusted Net Income and Adjusted EBITDA to net loss attributable to Sabre Corporation, the most directly comparable GAAP measure (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Net (loss) income attributable to common stockholders	$(656,811)	$84,688	$158,592	$337,531	$242,531	$242,562	$545,482
Loss (Income) from discontinued operations, net of tax	2,798	102	1,766	(1,739)	1,932	(5,549)	(314,408)
Net income attributable to noncontrolling interests(1)	712	2,518	3,954	5,129	5,113	4,377	3,481

(Loss) Income from continuing operations	(653,301)	87,308	164,312	340,921	249,576	241,390	234,555

Adjustments:
Impairment and related charges(2)	—	—	—	—	81,112	—	—
Acquisition-related amortization(3a)	33,310	31,995	64,604	68,008	95,860	143,425	108,121
Loss on extinguishment of debt	—	—	—	633	1,012	3,683	38,783
Other, net(5)	53,584	4,349	9,432	8,509	(36,530)	(27,617)	(91,377)
Restructuring and other costs(6)	73,282	—	—	—	23,975	18,286	9,256
Acquisition-related costs(7)	22,200	20,641	41,037	3,266	—	779	14,437
Litigation costs, net(8)	1,856	2,824	(24,579)	8,323	(35,507)	46,995	16,709
Stock-based compensation	26,339	33,989	66,885	57,263	44,689	48,524	29,971
Tax impact of adjustments(9), (10)	4,751	(19,453)	(42,476)	(59,353)	(34,069)	(104,528)	(52,383)

Adjusted Net (Loss) Income from continuing operations	$(437,979)	$161,653	$279,215	$427,570	$390,118	$370,937	$308,072

Adjusted Net (Loss) Income from continuing operations per share	$(1.59)	$0.58	$1.01	$1.54	$1.40	$1.31	$1.10
Diluted weighted-average common shares outstanding	274,865	276,596	276,217	277,518	278,320	282,752	280,067
Adjusted Net (Loss) Income from continuing operations	$(437,979)	$161,653	$279,215	$427,570	$390,118	$370,937	$308,072
Adjustments:
Depreciation and amortization of property and equipment(3b)	137,541	154,557	310,573	303,612	264,880	233,303	213,520
Amortization of capitalized implementation costs(3c)	18,964	21,738	39,444	41,724	40,131	37,258	31,441
Amortization of upfront incentive consideration(4)	37,289	38,974	82,935	77,622	67,411	55,724	43,521
Interest expense, net	96,023	77,621	156,391	157,017	153,925	158,251	173,298
Remaining provision for income taxes	(37,723)	43,441	77,802	116,845	162,106	191,173	171,735

Adjusted EBITDA	$(185,885)	$497,984	$946,360	$1,124,390	$1,078,571	$1,046,646	$941,587
Less:
Depreciation and amortization(3)	189,815	208,290	414,621	413,344	400,871	413,986	351,480
Amortization of upfront incentive consideration(4)	37,289	38,974	82,935	77,622	67,411	55,724	43,521
Acquisition related amortization(3a)	(33,310)	(31,995)	(64,604)	(68,008)	(95,860)	(143,425)	(106,519)

Adjusted Operating (Loss) Income	$(379,679)	$282,715	$513,408	$701,432	$706,149	$720,361	$653,105

The following tables set forth the reconciliation of operating income (loss) in our statement of operations, the most comparable GAAP measure, to Adjusted Gross Profit and Adjusted EBITDA and Adjusted Operating Income (Loss) by business segment (in thousands):

	Six Months Ended June 30, 2020
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating loss	$(160,174)	$(100,888)	$(35,866)	$(238,553)	$(535,481)
Add back:
Selling, general and administrative	80,582	66,667	20,092	148,095	315,436
Cost of revenue adjustments:
Depreciation and amortization(3)	43,598	75,231	20,700	12,837	152,366
Restructuring and other costs(6)	—	—	—	57,447	57,447
Amortization of upfront incentive consideration(4)	37,289	—	—	—	37,289
Stock-based compensation	—	—	—	11,043	11,043

Adjusted Gross Profit	1,295	41,010	4,926	(9,131)	38,100
Selling, general and administrative	(80,582)	(66,667)	(20,092)	(148,095)	(315,436)
Equity method loss	(1,185)	—	—	—	(1,185)
Selling, general and administrative adjustments:
Depreciation and amortization(3)	6,303	5,609	2,260	23,277	37,449
Restructuring and other costs(6)	—	—	—	15,835	15,835
Acquisition-related costs(7)	—	—	—	22,200	22,200
Litigation costs, net(8)	—	—	—	1,856	1,856
Stock-based compensation	—	—	—	15,296	15,296

Adjusted EBITDA	(74,169)	(20,048)	(12,906)	(78,762)	(185,885)
Less:
Depreciation and amortization(3)	49,901	80,840	22,960	36,114	189,815
Amortization of upfront incentive consideration(4)	37,289	—	—	—	37,289
Acquisition-related amortization(3)	—	—	—	(33,310)	(33,310)

Adjusted Operating Loss	$(161,359)	$(100,888)	$(35,866)	$(81,566)	$(379,679)

	Six Months Ended June 30, 2019
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$352,023	$38,084	$(11,463)	$(186,324)	$192,320
Add back:
Selling, general and administrative	88,942	45,119	20,131	151,904	306,096
Cost of revenue adjustments:
Depreciation and amortization(3)	55,034	80,729	23,809	11,941	171,513
Amortization of upfront incentive consideration(4)	38,974	—	—	—	38,974
Stock-based compensation	—	—	—	14,625	14,625

Adjusted Gross Profit	534,973	163,932	32,477	(7,854)	723,528
Selling, general and administrative	(88,942)	(45,119)	(20,131)	(151,904)	(306,096)
Equity method income	946	—	—	—	946
Selling, general and administrative adjustments:
Depreciation and amortization(3)	6,242	5,526	2,533	22,476	36,777
Acquisition-related costs(7)	—	—	—	20,641	20,641
Litigation costs, net(8)	—	—	—	2,824	2,824
Stock-based compensation	—	—	—	19,364	19,364

Adjusted EBITDA	453,219	124,339	14,879	(94,453)	497,984
Less:
Depreciation and amortization(3)	61,276	86,255	26,342	34,417	208,290
Amortization of upfront incentive consideration(4)	38,974	—	—	—	38,974
Acquisition-related amortization(3)	—	—	—	(31,995)	(31,995)

Adjusted Operating Income (Loss)	$352,969	$38,084	$(11,463)	$(96,875)	$282,715

	Year Ended December 31, 2019
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$646,794	$80,428	$(21,632)	$(342,173)	$363,417
Add back:
Selling, general and administrative	178,664	85,801	38,597	273,506	576,568
Cost of revenue adjustments:
Depreciation and amortization(3)	108,302	160,381	47,877	24,329	340,889
Amortization of upfront incentive consideration(4)	82,935	—	—	—	82,935
Stock-based compensation	—	—	—	27,997	27,997

Adjusted Gross Profit	1,016,695	326,610	64,842	(16,341)	1,391,806
Selling, general and administrative	(178,664)	(85,801)	(38,597)	(273,506)	(576,568)
Equity method income	2,044	—	—	—	2,044
Selling, general and administrative adjustments:
Depreciation and amortization(3)	12,781	10,633	5,221	45,097	73,732
Acquisition-related costs(7)	—	—	—	41,037	41,037
Litigation costs, net(8)	—	—	—	(24,579)	(24,579)
Stock-based compensation	—	—	—	38,888	38,888

Adjusted EBITDA	852,856	251,442	31,466	(189,404)	946,360
Less:
Depreciation and amortization(3)	121,083	171,014	53,098	69,426	414,621
Amortization of upfront incentive consideration(4)	82,935	—	—	—	82,935
Acquisition-related amortization(3)	—	—	—	(64,604)	(64,604)

Adjusted Operating Income (Loss)	$648,838	$80,428	$(21,632)	$(194,226)	$513,408

	Year Ended December 31, 2018
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$753,255	$111,146	$12,881	$(315,266)	$562,016
Add back:
Selling, general and administrative	160,298	73,675	33,626	245,927	513,526
Cost of revenue adjustments:
Depreciation and amortization(3)	106,877	170,258	36,826	27,692	341,653
Amortization of upfront incentive consideration(4)	77,622	—	—	—	77,622
Stock-based compensation	—	—	—	26,591	26,591

Adjusted Gross Profit	1,098,052	355,079	83,333	(15,056)	1,521,408
Selling, general and administrative	(160,298)	(73,675)	(33,626)	(245,927)	(513,526)
Equity method income	2,556	—	—	—	2,556
Selling, general and administrative adjustments:
Depreciation and amortization(3)	11,399	12,173	3,117	45,002	71,691
Acquisition-related costs(7)	—	—	—	3,266	3,266
Litigation costs, net(8)	—	—	—	8,323	8,323
Stock-based compensation	—	—	—	30,672	30,672

Adjusted EBITDA	951,709	293,577	52,824	(173,720)	1,124,390
Less:
Depreciation and amortization(3)	118,276	182,431	39,943	72,694	413,344
Amortization of upfront incentive consideration(4)	77,622	—	—	—	77,622
Acquisition-related amortization(3)	—	—	—	(68,008)	(68,008)

Adjusted Operating Income (Loss)	$755,811	$111,146	$12,881	$(178,406)	$701,432

	Year Ended December 31, 2017
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$744,045	$137,932	$9,670	$(398,207)	$493,440
Add back:
Selling, general and administrative	162,997	78,638	47,121	221,319	510,075
Impairment and related charges(2)	—	—	—	81,112	81,112
Cost of revenue adjustments:
Depreciation and amortization(3)	96,796	149,685	31,686	39,645	317,812
Restructuring and other costs(6)	—	—	—	12,604	12,604
Amortization of upfront incentive consideration(4)	67,411	—	—	—	67,411
Stock-based compensation	—	—	—	17,732	17,732

Adjusted Gross Profit	1,071,249	366,255	88,477	(25,795)	1,500,186
Selling, general and administrative	(162,997)	(78,638)	(47,121)	(221,319)	(510,075)
Equity method income	2,580	—	—	—	2,580
Selling, general and administrative adjustments:
Depreciation and amortization(3)	12,783	8,820	1,428	60,028	83,059
Restructuring and other costs(6)	—	—	—	11,371	11,371
Litigation costs, net(8)	—	—	—	(35,507)	(35,507)
Stock-based compensation	—	—	—	26,957	26,957

Adjusted EBITDA	923,615	296,437	42,784	(184,265)	1,078,571
Less:
Depreciation and amortization(3)	109,579	158,505	33,114	99,673	400,871
Amortization of upfront incentive consideration(4)	67,411	—	—	—	67,411
Acquisition-related amortization(3)	—	—	—	(95,860)	(95,860)

Adjusted Operating Income (Loss)	$746,625	$137,932	$9,670	$(188,078)	$706,149

	Year Ended December 31, 2016
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$735,354	$136,177	$16,807	$(428,766)	$459,572
Add back:
Selling, general and administrative	165,520	74,048	33,867	352,718	626,153
Cost of revenue adjustments:
Depreciation and amortization(3)	82,963	144,697	21,823	37,870	287,353
Restructuring and other costs(6)	—	—	—	12,660	12,660
Amortization of upfront incentive consideration(4)	55,724	—	—	—	55,724
Stock-based compensation	—	—	—	19,213	19,213

Adjusted Gross Profit	1,039,561	354,922	72,497	(6,305)	1,460,675
Selling, general and administrative	(165,520)	(74,048)	(33,867)	(352,718)	(626,153)
Equity method income	2,780	—	—	—	2,780
Selling, general and administrative adjustments:
Depreciation and amortization(3)	9,809	5,488	1,334	110,002	126,633
Restructuring and other costs(6)	—	—	—	5,626	5,626
Acquisition-related costs(7)	—	—	—	779	779
Litigation costs, net(8)	—	—	—	46,995	46,995
Stock-based compensation	—	—	—	29,311	29,311

Adjusted EBITDA	886,630	286,362	39,964	(166,310)	1,046,646
Less:
Depreciation and amortization(3)	92,772	150,185	23,157	147,872	413,986
Amortization of upfront incentive consideration(4)	55,724	—	—	—	55,724
Acquisition-related amortization(3)	—	—	—	(143,425)	(143,425)

Adjusted Operating Income (Loss)	$738,134	$136,177	$16,807	$(170,757)	$720,361

	Year Ended December 31, 2015
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$679,045	$134,660	$6,236	$(360,172)	$459,769
Add back:
Selling, general and administrative	156,775	68,730	30,387	301,185	557,077
Cost of revenue adjustments:
Depreciation and amortization(3)	71,003	134,811	16,313	22,408	244,535
Amortization of upfront incentive consideration(4)	43,521	—	—	—	43,521
Stock-based compensation	—	—	—	11,918	11,918

Adjusted Gross Profit	950,344	338,201	52,936	(24,661)	1,316,820
Selling, general and administrative	(156,775)	(68,730)	(30,387)	(301,185)	(557,077)
Equity method income	14,842	—	—	—	14,842
Equity method intangible amortization(3a)	1,602	—	—	—	1,602
Selling, general and administrative adjustments:
Depreciation and amortization(3)	8,900	5,939	903	91,203	106,945
Restructuring and other costs(6)	—	—	—	9,256	9,256
Acquisition-related costs(7)	—	—	—	14,437	14,437
Litigation costs, net(8)	—	—	—	16,709	16,709
Stock-based compensation	—	—	—	18,053	18,053

Adjusted EBITDA	818,913	275,410	23,452	(176,188)	941,587
Less:
Depreciation and amortization(3)	79,903	140,750	17,216	113,611	351,480
Amortization of upfront incentive consideration(4)	43,521	—	—	—	43,521
Acquisition-related amortization(3)	1,602	—	—	(108,121)	(106,519)

Adjusted Operating Income (Loss)	$693,887	$134,660	$6,236	$(181,678)	$653,105

The following tables present information from our statements of cash flows and set forth the reconciliation of Free Cash Flow to cash (used in) provided by operating activities, the most directly comparable GAAP measure (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033	$699,400	$529,207
Cash used in investing activities	(43,746)	(76,163)	(243,026)	(275,259)	(317,525)	(445,808)	(729,041)
Cash provided by (used in) financing activities	1,308,193	(292,975)	(409,721)	(306,506)	(356,780)	(190,025)	93,144

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Cash provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033	$699,400	$529,207
Additions to property and equipment	(39,333)	(67,196)	(115,166)	(283,940)	(316,436)	(327,647)	(286,697)

Free Cash Flow	$(434,369)	$190,465	$466,094	$440,857	$361,597	$371,753	$242,510

(1)

Net income attributable to non-controlling interests represents an adjustment to include earnings allocated to non-controlling interest held in (i) Sabre Travel Network Middle East of 40% and Sabre Seyahat Dagitim Sistemleri A.S. of 40% for all periods presented, (ii) Sabre Travel Network Lanka (Pte) Ltd of 40% beginning in July 2015, and (iii) Sabre Bulgaria of 40% beginning in November 2017.

(2)

Impairment and related charges represents an $81 million charge in 2017 associated with net capitalized contract costs related to an Airline Solutions’ customer based on our analysis of the recoverability of such amounts. See Note 4. Impairment and Related Charges to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein for additional information.

(3)	Depreciation and amortization expenses:

(a)

Acquisition-related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date. Also includes amortization of the excess basis in our underlying equity interest in the net assets of SAPPL prior to its acquisition on July 1, 2015.

(b)	Depreciation and amortization of property and equipment includes software developed for internal use as well as amortization of contract acquisition costs.
(c)	Amortization of capitalized implementation costs represents amortization of upfront costs to implement new customer contracts under our SaaS and hosted revenue model.

(4)

Our Travel Network business at times provides upfront incentive consideration to travel agency subscribers at the inception or modification of a service contract, which are capitalized and amortized to cost of revenue over an average expected life of the service contract, generally over three to ten years. This consideration is made with the objective of increasing the number of clients or to ensure or improve customer loyalty. These service contract terms are established such that the supplier and other fees generated over the life of the contract will exceed the cost of the incentive consideration provided up front. These service contracts with travel agency subscribers require that the customer commit to achieving certain economic objectives and generally have terms requiring repayment of the upfront incentive consideration if those objectives are not met.

(5)

Other, net, includes a $46 million charge related to termination payments incurred in the first quarter of 2020 in connection with our proposed acquisition of Farelogix, as well as foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. In 2018, we recorded an expense of $5 million related to our liability under the Tax Receivable Agreement (“TRA”) and an offsetting gain of $8 million on the sale of an investment. In 2017, we recognized a benefit of $60 million due to a reduction to our liability under the TRA primarily due to a provisional adjustment resulting from the enactment of TCJA which reduced the U.S. corporate income tax rate, offset by a loss of $15 million related to debt modification costs associated with a debt refinancing. In 2016, we recognized a gain of $15 million from the sale of our available-for-sale marketable securities, and $6 million gain associated with the receipt of an earn-out payment related to the sale of a business in 2013. In 2015, we recognized a gain of $78 million associated with the remeasurement of our previously-held 35% investment in SAPPL to its fair value and a gain of $12 million related to the settlement of pre-existing agreements between us and SAPPL. In addition, all periods presented include foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Receivable Agreement” for additional information regarding the TRA.

(6)

Restructuring and other costs represent charges associated with business restructuring and associated charges, including a strategic realignment of our airline and agency-focused businesses, as well as other measures to support the new organizational structure and to respond to the impacts of the COVID-19 pandemic on our business and cost structure in 2020. We recorded $25 million and $20 million in charges associated with announced actions to reduce our workforce in 2017 and 2016, respectively. These reductions aligned our operations with business needs and implemented an ongoing cost and organizational structure consistent with our expected growth needs and opportunities. In 2015, we recognized a restructuring charge of $9 million associated with the integration of Abacus, and reduced that estimate by $4 million in 2016, as a result of the reevaluation of our plan derived from a shift in timing and strategy of originally contemplated actions. As of December 31, 2018, our actions under these activities were substantially completed and payments under the plans have been made.
(7)

Acquisition-related costs represent fees and expenses incurred associated with the 2018 agreement to acquire Farelogix, as well as costs related to the acquisition of Radixx in 2019. In 2016, acquisition-related costs relate to the acquisition of the Trust Group and Airpas Aviation. In 2015, acquisition-related costs relate to the acquisition of Abacus and the Trust Group. See Note 3. Acquisitions, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(8)

Litigation costs, net represent charges associated with antitrust litigation and other foreign non-income tax contingency matters. In 2019, we recorded the reversal of our previously accrued loss related to the US Airways legal matter for $32 million. In 2018, we recorded non-income tax expense of $4 million for tax, penalties and interest associated with certain non-income tax claims for historical periods regarding permanent establishment in a foreign jurisdiction. In 2017, we recorded a $43 million reimbursement, net of accrued legal and related expenses, from a settlement with our insurance carriers with respect to the American Airlines litigation. In 2016, we recorded an accrual of $32 million representing the trebling of the jury award plus our estimate of attorneys’ fees, expenses and costs in the US Airways litigation. See Note 16. Commitments and Contingencies, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(9)

The tax impact on adjustments includes the tax effect of each separate adjustment based on the statutory tax rate for the jurisdiction(s) in which the adjustment was taxable or deductible, and the tax effect of items that relate to tax specific financial transactions, tax law changes, uncertain tax positions and other items. In 2018, the tax impact on adjustments includes a benefit of $27 million related to the provisional impact for deferred taxes and foreign tax effects recorded for the enactment of the TCJA in 2017. In 2017, the tax impact on adjustments includes a provisional impact of $47 million recognized in the fourth quarter of 2017 as a result of the enactment of the TCJA in December 2017.

(10)

In the first quarter of 2016, we adopted Accounting Standards Update (“ASU”) 2016-09, Improvements to Employee Share-Based Payment Accounting. For the year ended December 31, 2016, we recognized $35 million in excess tax benefits associated with employee equity-based awards, as a result of the adoption of this standard. There were no other material impacts to our consolidated financial statements as a result of adopting this updated standard.

DESCRIPTION OF INDEBTEDNESS

The following descriptions of our indebtedness are qualified in their entirety by reference to their respective governing documents which have been filed with the SEC as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019.

Senior Secured Credit Facilities

On February 19, 2013, Sabre GLBL completed a refinancing of its former senior secured credit facilities pursuant to the Credit Agreement (as defined herein). As part of this refinancing, it repaid or converted all outstanding term loans totaling $2,177 million and obtained new senior secured credit facilities consisting of (i) a term loan facility (the “2013 Term Loan B”) in an aggregate principal amount of $1,775 million; (ii) a term loan facility (the “2013 Term Loan C”) in an aggregate principal amount of $425 million; and (iii) a multi-currency revolver (the “2013 Revolver”) in an aggregate principal amount of $352 million (and subsequently increased by amendment to $405 million). In September 2013, Sabre GLBL entered into an agreement to amend the Credit Agreement to add a new class of term loans in the amount of $350 million (the “2013 Incremental Term Loan Facility”).

In July 2016, Sabre GLBL entered into a series of amendments (the “Credit Agreement Amendments”) to our Credit Agreement to provide for an incremental term loan under a new class with an aggregate principal amount of $600 million (the “2016 Term Loan A”) and to replace the 2013 Revolver with a new revolving credit facility totaling $400 million (the “2016 Revolver”). The proceeds from the 2016 Term Loan A were used in part to repay a portion of our 2013 Term Loan B and our 2013 Incremental Term Loan Facility, and the outstanding balance was used on the 2016 Revolver.

On February 22, 2017, Sabre GLBL entered into a Third Incremental Term Facility Amendment to our Credit Agreement (the “2017 Term Facility Amendment”). The new agreement replaced the 2013 Term Loan B, 2013 Incremental Term Loan Facility and 2013 Term Loan C with a single class of term loan (the “2017 Term Loan B”) with an aggregate principal amount of $1,900 million maturing on February 22, 2024, the proceeds of which were used in part to pay off all existing classes of outstanding term loans (other than the 2016 Term A Loan), to pay off Sabre’s outstanding mortgage on its corporate headquarters and for other general corporate purposes.

On August 23, 2017, Sabre GLBL entered into a Fourth Incremental Term Facility Amendment to our Credit Agreement, Term Loan A Refinancing Amendment to the Credit Agreement, and Second Revolving Facility Refinancing Amendment to the Credit Agreement to refinance and modify the terms of the 2017 Term Loan B, the 2016 Term Loan A, and the 2016 Revolver, resulting in a reduction of the applicable margins for each of these instruments and approximately a one-year extension of the maturity of the 2016 Term Loan A and 2016 Revolver (the “2017 Refinancing”). We incurred no additional indebtedness as a result of the 2017 Refinancing. The 2017 Refinancing included a Revolver that replaced the 2016 Revolver, as well as the application of the proceeds of the Term Loan B and Term Loan A to replace the 2017 Term Loan B and the 2016 Term Loan A. The applicable margins for the Term Loan B were reduced to 2.25% per annum for Eurocurrency rate loans and 1.25% per annum for base rate loans. The applicable margins for the Term Loan A and the Revolver were reduced to (i) between 2.50% and 1.75% per annum for Eurocurrency rate loans and (ii) between 1.50% and 0.75% per annum for base rate loans, in each case with the applicable margin for any quarter reduced by 25 basis points (up to 75 basis points total) if the Senior Secured First-Lien Net Leverage Ratio (as defined in the Credit Agreement) is less than 3.75 to 1.0, 3.00 to 1.0, or 2.25 to 1.0, respectively. The Eurocurrency rate is based on LIBOR. In July 2017, the Financial Conduct Authority announced its intention to phase out LIBOR by the end of 2021. If a published U.S. dollar LIBOR rate is unavailable, the interest rates on our debt indexed to LIBOR will be determined using various alternative methods set forth in our Credit Agreement, any of which could result in interest obligations that are more than or that do not otherwise correlate over time with the payments that would have been made on this debt if U.S. dollar LIBOR were available in its current form. See

“Risk Factors—We are exposed to interest rate fluctuations.” We anticipate amending our Credit Agreement prior to the phaseout of LIBOR to provide for a Eurocurrency rate alternative to LIBOR.

On March 2, 2018, Sabre GLBL entered into a Fifth Incremental Term Facility Amendment to our Credit Agreement to refinance and modify the terms of the Term Loan B, resulting in a reduction of the applicable margins for the Term Loan B to 2.00% per annum for Eurocurrency rate loans and 1.00% per annum for base rate loans. We incurred no additional indebtedness as a result of this transaction.

Upon the issuance of the Senior Secured Notes in the Proposed Notes Offering, Sabre GLBL expects to enter into an amendment to the Credit Agreement (the “Extension Amendment”) to extend the maturity date of the Revolver and a significant portion of the Term Loan A to February 22, 2024 (subject to an earlier “springing” maturity date in the event the maturity dates of the Term Loan B, the April 2023 Notes and the November 2023 Notes have not been extended), and to modify certain terms of the Term Loan A and the Revolver, resulting in (i) an increase of the applicable margins for any Term Loan A loans with an extended maturity and the Revolver to 1.75% per annum for base rate loans and 2.75% per annum for Eurocurrency Rate Loans, and (ii) additional restrictions on certain investments, indebtedness, restricted payments, and prepayments of junior indebtedness, in each case to be applicable during a covenant suspension period that results from a material travel event disruption (as described below). The financial maintenance covenant in our credit agreement is currently suspended as a result of a material travel event disruption. In connection with our request to extend the maturity date of our Revolver and our Term A Loan, we intend to agree that, during any covenant suspension resulting from a Material Travel Event Disruption (including during the current covenant suspension period), we will maintain liquidity of at least $450 million on a monthly basis and to limit certain payments to equity holders, certain investments, certain prepayments of unsecured debt and the ability of certain subsidiaries to incur additional debt. See “Summary—Recent Developments—Concurrent Offering, Proposed Notes Offering and Credit Facility Transactions.”

We may modify the amount, structure or other proposed terms of the Proposed Credit Facility Transactions, and may not complete the Proposed Credit Facility Transactions on the terms or in the amount currently anticipated, or at all. We may, in lieu of the Proposed Credit Facility Transactions described above, reduce the amount of the existing Revolver and the existing Term Loan A that is repaid or refinanced, and leave a portion of such facilities outstanding. Settlement of this offering is not conditioned upon the consummation of the Proposed Credit Facility Transactions, and settlement of the Proposed Credit Facility Transactions is not conditioned upon the settlement of this offering.

Under the Credit Agreement, the loan parties are subject to certain customary non-financial covenants, including certain restrictions on incurring certain types of indebtedness, creation of liens on certain assets, making of certain investments, and payment of dividends, as well as a maximum leverage ratio. Pursuant to Credit Agreement Amendments, effective July 18, 2016, the maximum leverage ratio has been adjusted to be based on the Total Net Leverage Ratio (as defined in the Credit Agreement) and we are required, at all times (no longer solely when a threshold amount of revolving loans or letters of credit were outstanding), to maintain a Total Net Leverage Ratio of less than 4.5 to 1.0.

As of June 30, 2020, the principal amount outstanding on our Term Loan A was $456,000,000, and the principal amount outstanding on our Term Loan B was $1,834,021,000. The proceeds of the Senior Secured Notes in the Proposed Notes Offering will be applied towards prepayment of the Term Loan A, and following such prepayment, it is expected that the remaining principal amount outstanding on our Term Loan A will be $156 million.

On March 17, 2020, we drew $375.0 million under the Revolver, resulting in a total of $387.1 million that is currently outstanding under the Credit Agreement, including $12.1 million in outstanding letters of credit.

The following is a summary of the material terms of the Credit Agreement, as amended. The description does not purport to be complete and is qualified in its entirety by reference to the provisions of the Credit Agreement.

Maturity and Principal Payments. The Term Loan A matures on July 1, 2022, the Term Loan B matures on February 22, 2024, and the Revolver matures on July 1, 2022. Following the issuance of the Senior Secured Notes in the Proposed Notes Offering and the Extension Amendment, any extended Term Loan A loans and of the Revolver will mature on February 22, 2024 (subject to an earlier “springing” maturity date that is 91 days prior to the maturity dates of the Term Loan B, the April 2023 Notes and the November 2023 Notes, respectively, unless the maturity dates of each of the Term Loan B, the April 2023 Notes and the November 2023 Notes have been extended to August 20, 2024 or later).

Principal payments on the Term Loan A are due on a quarterly basis equal to 2.50% of its initial aggregate principal amount during the first two years following the Extension Amendment and 3.75% of its initial aggregate principal amount during the next three years of its term following the Extension Amendment. Term Loan B matures on February 22, 2024, and required principal payments in equal quarterly installments of 0.25% through to the maturity date of which the remaining balance is due. For the quarter ended June 30, 2020, we made $4.7 million of scheduled principal payments.

We are also required to pay down the term loans by an amount equal to 50% of annual excess cash flow, as defined in our Credit Agreement. This percentage requirement may decrease or be eliminated if certain leverage ratios are achieved. Based on our results for the year ended December 31, 2018, we were not required to make an excess cash flow payment in 2019, and no excess cash flow payment is required in 2020 with respect to our results for the year ended December 31, 2019. We are further required to pay down the term loan with proceeds from certain asset sales or borrowings as defined in the Credit Agreement.

Guarantee. Sabre GLBL’s obligations under the Credit Agreement are guaranteed on a senior secured basis by Sabre Holdings and each of Sabre GLBL’s existing and future wholly owned material domestic subsidiaries, other than certain excluded subsidiaries as set forth in the Credit Agreement (such guarantors, together with Sabre GLBL, the “Loan Parties”).

Security and Ranking. Sabre GLBL’s obligations under the Credit Agreement are secured by a perfected first priority security interest in substantially all of each Loan Party’s tangible and intangible assets other than certain excluded assets as set forth in the Pledge and Security Agreement, including capital stock of Sabre GLBL and capital stock of domestic subsidiaries directly held by any Loan Party and 65% of the voting capital stock of material foreign subsidiaries directly held by a Loan Party. The first-priority security interest in these assets are shared on a pari passu basis with the first priority security interest securing the April 2023 Notes, the November 2023 Notes, the April 2025 Notes and the Senior Secured Notes.

Interest. Borrowings under the Credit Agreement bear interest at a rate equal to either, at Sabre GLBL’s option: (i) the Eurocurrency rate plus an applicable margin for Eurocurrency borrowings as set forth below, or (ii) a base rate determined by the highest of (1) the prime rate of Bank of America, (2) the federal funds effective rate plus 1/2% or (3) LIBOR plus 1.00%, plus an applicable margin for base rate borrowings as set forth below, unless (following the Extension Amendment) a covenant suspension period is in effect, in which case the applicable margin for extended Term Loan A loans and the Revolver is 1.75% per annum for base rate loans and 2.75% per annum for Eurocurrency Rate Loans. The Eurocurrency rate is based on LIBOR for all U.S. dollar borrowings and has a floor. We have elected the one-month LIBOR as the floating interest rate on all of our outstanding term loans. Interest payments are due on the last day of each month as a result of electing one-month LIBOR. Interest on a portion of the outstanding loan is hedged with interest rate swaps (See Note 8. Derivatives in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).

	Eurocurrency Borrowings	Base rate borrowings
	Applicable Margin(1)(2)	Applicable Margin
Term Loan A	2.50%	1.00%
Term Loan B	2.00%	1.00%
Revolver, $400 million	2.50%	1.00%

(1)	Applicable margins do not reflect potential step downs of Term Loan A and Revolver, which are determined by the Senior Secured Leverage Ratio. See below for additional information.
(2)	Term Loan A, Term Loan B, and Revolver, are subject to a 0% floor.

Applicable margins for the Term Loan B are 2.00% per annum for Eurocurrency rate loans and 1.00% per annum for base rate loans over the life of the loan and are not dependent on the Senior Secured Leverage Ratio. Applicable margins for the Term Loan A and the Revolver (i) step down by 25 basis points for any quarter if the Senior Secured Leverage Ratio is greater than or equal to 3.00 to 1.0, but less than 3.75 to 1.0, (ii) step down by an additional 25 basis points for any quarter if the Senior Secured Leverage Ratio is greater than or equal to 2.25 to 1.0, but less than 3.00 to 1.0, and (iii) step down again by an additional 25 basis points for any quarter if the Senior Secured Leverage Ratio is less than 2.25 to 1.0. In addition, we are required to pay a quarterly commitment fee of 0.500% per annum for unused Revolver commitments. The commitment fee may decrease to 0.375% per annum if the Senior Secured Leverage Ratio is greater than or equal to 3.00 to 1.0, but less than 3.75 to 1.0, and to 0.250% per annum if the Senior Secured Leverage Ratio is less than 3.00 to 1.0.

Our effective interest rates on borrowings under the Credit Agreement for the years ended December 31, 2019, 2018 and 2017, inclusive of amounts charged to interest expense, are as follows:

	Year Ended December 31,
	2019	2018	2017
Including the impact of interest rate swaps	4.64%	4.57%	4.35%
Excluding the impact of interest rate swaps	4.63%	4.36%	4.03%

Prepayments. Sabre GLBL may, at its option, voluntarily prepay any amounts outstanding under the Credit Agreement in whole or in part without premium or penalty.

In addition, Sabre GLBL is required to make mandatory prepayments under the Credit Agreement in certain situations, depending on the Senior Secured First-Lien Net Leverage Ratio, including but not limited to: a percentage of excess cash flow; a percentage of proceeds from certain asset dispositions; the amount of indebtedness incurred other than permitted indebtedness; and the amount of borrowings under the Revolver exceeding the commitments under such facility.

Extensions, Refinancings and Incremental Credit Extension. Sabre GLBL may, without further approval from a majority of lenders, (a) extend the revolving commitments and term loans in one or more tranches, (b) refinance the revolving commitments and term loans with one or more new facilities with secured, subordinated or unsecured notes or loans, and (c) issue incremental credit in the form of incremental term loans, revolving commitment increases or additional secured, subordinated or unsecured notes or loans; in each case upon the satisfaction of certain conditions.

Covenants. The Credit Agreement contains certain affirmative covenants, including, among others, covenants to furnish the lenders with financial statements and other financial information, to provide the lenders notice of material events and information regarding collateral, to cause certain newly formed restricted subsidiaries to guarantee and pledge their assets as security for the Credit Agreement, to correct documentation with respect to the collateral, to provide the agent with mortgages to secure real property, as necessary, and to maintain title insurance policies with respect to any such mortgaged property, and to only redesignate restricted subsidiaries as unrestricted subsidiaries and vice versa in certain situations specified in the Credit Agreement.

The Credit Agreement contains negative covenants that restrict the ability of Sabre GLBL and its restricted subsidiaries, subject to certain exceptions, to incur additional indebtedness, grant liens on assets, undergo fundamental changes, make investments, sell assets, make acquisitions, make restricted payments, engage in transactions with its affiliates, amend or modify certain agreements and charter documents and change its fiscal year. The Credit Agreement also contains negative covenants that restrict the ability of Sabre Holdings to engage in any business or operations other than those incidental to ownership of Sabre and other activities specifically permitted under the Credit Agreement, including the performance of its obligations with respect to its existing indebtedness, any public offering of equity interests and certain financing activities. Sabre Holdings is also restricted from creating or acquiring any material direct subsidiaries other than Sabre GLBL or any holding company for Sabre GLBL.

In addition, pursuant to the Credit Agreement Amendments, effective July 18, 2016, the maximum leverage ratio has been adjusted to be based on the Total Net Leverage Ratio (as defined in the Credit Agreement) and we are required, at all times (no longer solely when a threshold amount of revolving loans or letters of credit were outstanding), to maintain a Total Net Leverage Ratio of less than 4.5 to 1.0.

If certain material travel event disruptions set forth in the Credit Agreement occur, the foregoing requirement is suspended from and after the last date of the quarter in which such disruption occurs until the last date of the second succeeding quarter; however, during such suspension period, Sabre GLBL and restricted subsidiaries may be subject to additional restrictions on its ability to incur certain additional debt or make restricted payments, acquisitions, investments, and payments on unsecured or subordinated indebtedness.

As of December 31, 2019, Sabre GLBL and Sabre Holdings were in compliance with all covenants under the Credit Agreement.

Senior Secured Notes

In 2015, we issued our $530 million 5.375% senior secured notes due in 2023, or the April 2023 Notes, and our $500 million 5.250% senior secured notes due 2023, or the November 2023 Notes. In 2020, we issued our $775 million 9.250% senior secured notes due 2025, or the April 2025 Notes (together, the “Senior Secured Notes”). The Senior Secured Notes were issued by Sabre GLBL and are guaranteed by Sabre Holdings and each of Sabre GLBL’s existing and subsequently acquired or organized subsidiaries that are borrowers under or guarantors of our senior secured credit facilities. The Senior Secured Notes are secured by a first priority security interest in substantially all present and after acquired property and assets of Sabre GLBL and the guarantors of the Senior Secured Notes, which also constitutes collateral securing indebtedness under our senior secured facilities on a first priority basis.

The following is a summary of the material terms of the Senior Secured Notes. This description does not purport to be complete and is qualified, in its entirety, by reference to the provisions of the indentures governing the Senior Secured Notes.

Maturity. The April 2023 Notes mature on April 15, 2023. The November 2023 Notes mature on November 15, 2023. The April 2025 Notes mature on April 15, 2025.

Guarantee. Sabre GLBL’s obligations under the Senior Secured Notes are guaranteed on a senior secured basis by Sabre Holdings and each of Sabre GLBL’s existing and future wholly owned material domestic subsidiaries, other than certain excluded subsidiaries as set forth in the Credit Agreement.

Security. The Senior Secured Notes and related guarantees are secured, subject to permitted liens, by a first-priority security interest in substantially all the assets of Sabre GLBL and each of the guarantors other than certain excluded assets as set forth in the Pledge and Security Agreement.

Interest. Interest on the April 2023 Notes is payable semi-annually on April 15 and October 15 of each year, with a stated interest rate of 5.375%. Interest on the November 2023 Notes is payable semi-annually on May 15 and November 15 of each year, with a stated interest rate of 5.250%. Interest on the April 2025 Notes is payable semi-annually on April 15 and October 15 of each year, with a stated interest rate of 9.250%.

Ranking. The 2023 Notes are general senior secured obligations of Sabre GLBL and each guarantor. They rank equally in right of payment to all existing and future unsubordinated indebtedness of Sabre GLBL and senior in right of payment to all existing and future subordinated indebtedness of Sabre GLBL. They are effectively senior to all unsecured indebtedness of Sabre GLBL (including the Senior Secured Notes in the Proposed Notes Offering), to the extent of the value of the collateral securing the 2023 Notes, which it shares pari passu with the Credit Facility and the Senior Secured Notes. They are structurally subordinated to all existing and future indebtedness, claims of holders of preferred stock and other liabilities of subsidiaries of Sabre GLBL that do not guarantee the 2023 Notes.

Optional Redemption. The 2023 Notes are redeemable, in whole or in part, at any time and at Sabre GLBL’s option. The 2023 Notes may be redeemed at the redemption prices set forth in the indentures governing the 2023 Notes plus accrued and unpaid interest, if any, to the redemption date.

Covenants. The 2023 Notes include certain non-financial covenants, including restrictions on incurring certain indebtedness, creation of certain liens, making of certain investments, and payment of dividends and repurchases of stock. These covenants are similar in nature to those existing on the Credit Facility. As of December 31, 2019, Sabre GLBL was in compliance with all covenants under the indentures for the 2023 Notes.

Covenants. The Senior Secured Notes include certain non-financial covenants, including restrictions on incurring certain indebtedness, creation of certain liens, making of certain investments, and payment of dividends and repurchases of stock. These covenants are similar in nature to those existing on the Credit Facility. As of June 30, 2020, Sabre GLBL was in compliance with all covenants under the indentures for the Senior Secured Notes

Exchangeable Notes

On April 17, 2020, Sabre GLBL issued $345 million aggregate principal amount of 4.000% senior exchangeable notes due 2025. The Exchangeable Notes are senior, unsecured obligations of Sabre GLBL, accrue interest payable semi-annually in arrears and mature on April 15, 2025, unless earlier repurchased or exchanged in accordance with specified circumstances and terms of the indenture governing the Exchangeable Notes.

Under the terms of indenture, the Exchangeable Notes are exchangeable into our common stock at the following times or circumstances:

•

during any calendar quarter commencing after the calendar quarter ended June 30, 2020, if the last reported sale price per share of our common stock exceeds 130% of the exchange price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

•

during the five consecutive business days immediately after any five consecutive trading day period (such five consecutive trading day period, the “Measurement Period”) if the trading price per $1,000 principal amount of Exchangeable Notes, as determined following a request by their holder in accordance with the procedures in the indenture, for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price per share of our common stock on such trading day and the exchange rate on such trading day;

•	upon the occurrence of certain corporate events or distributions on our common stock, including but not limited to a “Fundamental Change” (as defined in the indenture governing the notes);

•	upon the occurrence of specified corporate events; or

•	on or after October 15, 2024, until the close of business on the second scheduled trading day immediately preceding the maturity date, April 15, 2025.

With certain exceptions, upon a Change of Control or other Fundamental Change (both as defined in the indenture governing the Exchangeable Notes), the holders of the Exchangeable Notes may require us to repurchase all or part of the principal amount of the Exchangeable Notes at a repurchase price equal to 100% of the principal amount of the Exchangeable Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date. As of June 30, 2020, none of the conditions allowing holders of the Exchangeable Notes to exchange had been met.

The Exchangeable Notes are convertible at their holder’s election into shares of our common stock based on an initial conversion rate of 126.9499 shares of common stock per $1,000 principal amount of the Exchangeable Notes, which is equivalent to an initial conversion price of approximately $7.88 per share. The exchange rate is subject to anti-dilution and other adjustments. Upon conversion, Sabre GLBL will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of common stock, at our election. If a “Make-Whole Fundamental Change” (as defined in the Exchangeable Notes Indenture) occurs with respect to any Exchangeable Note and the exchange date for the exchange of such Exchangeable Note occurs during the related “Make-Whole Fundamental Change Exchange Period” (as defined in the Exchangeable Notes Indenture), then, subject to the provisions set forth in the Exchangeable Notes Indenture, the exchange rate applicable to such exchange will be increased by a number of shares set forth in the table contained in the Exchangeable Notes Indenture, based on a function of the time since origination and our stock price on the date of the occurrence of such Make-Whole Fundamental Change.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on Nasdaq under the symbol “SABR” since it was listed on April 17, 2014 in connection with our initial public offering. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our shares of common stock as reported by Nasdaq:

	High	Low
Quarter ended December 31, 2017	$20.79	$18.00
Quarter ended March 31, 2018	$24.09	$17.91
Quarter ended June 30, 2018	$26.78	$19.71
Quarter ended September 30, 2018	$26.78	$24.22
Quarter ended December 31, 2018	$26.42	$20.60
Quarter ended March 31, 2019	$24.00	$20.71
Quarter ended June 30, 2019	$23.61	$19.41
Quarter ended September 30, 2019	$25.44	$21.09
Quarter ended December 31, 2019	$23.86	$20.75
Quarter ended March 31, 2020	$23.25	$3.30
Quarter ended June 30, 2020	$11.50	$4.27
Quarter ended September 30, 2020 (through August 19, 2020)	$8.94	$6.64

On August 19, 2020, the last reported sale price on Nasdaq of our common stock was $7.02 per share. As of July 31, 2020, we had approximately 106 holders of record of our shares of common stock. A substantially greater number of stockholders are beneficial holders of our shares of common stock in “street name” through banks, brokers and other financial institutions that are record holders.

DIVIDEND POLICY

Given the impacts of COVID-19, we have currently suspended share repurchases under our Share Repurchase Program as well as the payment of quarterly cash dividends on our common stock, effective with respect to the dividends occurring after the March 30, 2020 payment. See “Risk Factors—Risks Related to the Offering and Our Common Stock—We do not expect to pay any cash dividends on our common stock for the foreseeable future.” Any future dividends that may be declared and paid from time to time will be subject to market and economic conditions, applicable legal requirements and other relevant factors. In the future we will periodically evaluate whether to make a dividend, and the amount and timing of any such dividends, based on our operating results, financial condition, capital requirements and general business conditions. If we recommence the payment of quarterly dividends in the future, we will not be obligated to continue a dividend for any fixed period, and the payment of dividends may be suspended or discontinued at any time at our discretion and without prior notice.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

General

The following is a summary of material U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common stock “by a non-U.S. Holder (as defined below).” This summary is based on provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, laws, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary deals only with beneficial owners that will hold our common stock as a capital asset. This summary does not address all aspects of U.S. federal income taxation relevant to holders of our common stock, and does not address differing tax considerations applicable to investors that may be subject to special tax rules, such as banks, regulated investment companies, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, non-resident individuals present in the United States for more than 182 days during the taxable year, persons that will hold our common stock as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, entities taxed as partnerships or the partners therein, persons that are “controlled foreign corporations,” persons that are “passive foreign investment companies,” persons subject to the alternative minimum tax, U.S. expatriates, persons that have a “functional currency” other than the U.S. dollar, or persons that own (or are treated as owning) 5% or more of the shares of any class of our stock. This summary addresses only U.S. federal income tax considerations, and does not address state, local, or foreign tax laws, estate or gift taxes or the Medicare tax on net investment income. Investors should consult their tax advisors regarding the tax consequences to them of the purchase, ownership, and disposition of shares of our common stock in light of their own particular circumstances.

As used herein, a “U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of our common stock. A “non-U.S. Holder” is a beneficial owner of our common stock that is an individual, corporation, estate or trust that is not a U.S. Holder.

Distributions on Common Stock

A distribution of cash or property with respect to shares of our common stock generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits. If such a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the non-U.S. Holder’s investment, up to the non-U.S. Holder’s tax basis in the shares of our common stock, and thereafter as a capital gain subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends paid to a non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty.

Even if a non-U.S. Holder is eligible for a lower treaty rate, a withholding agent generally will be required to withhold at a 30% rate (rather than the lower treaty rate) unless the non-U.S. Holder has furnished a valid Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E, or other documentary evidence establishing the non-U.S. Holder’s entitlement to the lower treaty rate with respect to such dividend payments, and the withholding agent does not have actual knowledge or reason to know to the contrary.

If a non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, the non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their tax advisors regarding the possible implications of these withholding requirements on their investment in the shares of our common stock.

Sale, Exchange or Other Taxable Disposition of Common Stock

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes. Accordingly, a non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange, or other taxable disposition of our common stock.

Information Reporting and Backup Withholding

Information returns on IRS Form 1099 are required to be filed with the IRS in connection with payments on our common stock made to certain U.S. Holders. In addition, certain U.S. Holders may be subject to backup withholding in respect of payments on, or in exchange for, our common stock if they do not provide their taxpayer identification numbers to the applicable withholding agent. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax. However, distributions paid to non-U.S. holders may be reportable on IRS Form 1042-S. Any information reported on such form may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides or is established. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. or non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (commonly known as “FATCA”), a holder of our common stock will generally be subject to 30% U.S. withholding tax on payments made on the common stock if the holder is not FATCA compliant, or holds such common stock through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a holder must provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. These requirements may be modified by the adoption or implementation of a particular intergovernmental agreement between the United States and another country or by future U.S. Treasury regulations. Documentation that non-U.S. Holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a non-U.S. Holder’s identity, its FATCA status, and if applicable, its direct and indirect U.S. owners.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	9,464,286
BofA Securities, Inc.	7,678,571
Goldman Sachs & Co. LLC	4,642,857
Mizuho Securities USA LLC	2,321,429
Wells Fargo Securities, LLC	2,321,429
Deutsche Bank Securities Inc.	2,142,857
Citigroup Global Markets Inc.	1,428,571
PNC Capital Markets LLC	1,785,714
MUFG Securities Americas Inc.	1,428,571
TPG Capital BD, LLC	1,785,714
ING Financial Markets LLC	714,287
Total:	35,714,286

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 5,357,143 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 5,357,143 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$7.0000	$250,000,002	$287,500,003
Underwriting discounts and commissions:	$0.2975	$10,625,000	$12,218,750
Proceeds, before expenses	$6.7025	$239,375,002	$275,281,253

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $750,000. We have agreed to reimburse the underwriters for certain fees and disbursements of their counsel in an amount not to exceed $25,000.

Our common stock has been approved for quotation on the NASDAQ Global Market under the trading symbol “SABR”.

We, our executive officers and our Chairman of the Board have agreed, subject to certain exceptions, that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 60 days after the date of this prospectus supplement (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock whether any such transaction described in the first two bullets above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person has agreed that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, such person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions on certain of our directors and executive officers described in the immediately preceding paragraph do not apply to:

•	transfers as a bona fide gift or gifts;

•	transfers to any trust for the direct or indirect benefit of such person or the immediate family of such person;

•	transfers to any immediate family of such person;

•	transfers to any investment fund or other entity controlled or managed by such person;

•	transfers by will or intestacy or by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement;

•

transfers pursuant to any contract, instruction or plan in accordance with Rule 10b5-1(c)(1)(i)(B) of the Exchange Act that has been established prior to the date of the lock-up letter; provided, that no amendments or other modifications are made to such plans that would provide for the transfer of common stock during the restricted period;

•

transfers resulting from the forfeiture, cancelation, withholding, surrender or delivery of such person’s common stock to us to satisfy any income, employment or social security tax withholding or remittance obligations in connection with the vesting during the restricted period of any restricted stock unit, restricted stock, performance contingent stock, stock options, warrants or other equity interests;

•	transfers to us or our subsidiaries upon death, disability or termination of employment, in each case, of such person;

•

transfers to us or our subsidiaries (a) in connection with the exercise or vesting of outstanding stock options, warrants, restricted stock units, restricted stock, performance contingent stock or other equity interests granted pursuant to the our equity incentive plans, which are disclosed herein, including transfers deemed to occur upon the “net” or “cashless” exercise of options, or (b) for the sole purpose of paying the exercise price of such stock options, warrants, restricted stock units or other equity interests or for satisfying any tax or other governmental withholding obligation (including estimated taxes) due as a result of the exercise or vesting of such stock options, warrants, restricted stock units, restricted stock, performance contingent stock or other equity interests or as a result of the vesting of common stock under restricted stock awards pursuant to the our employee benefit plans;

•

transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of common stock involving a change of control of the company, provided that if such transaction is not consummated, such person’s shares of common stock shall remain subject to the restrictions of the lock-up letter;

•	transfers as required by applicable law or pursuant to an order of a court or regulatory agency of competent jurisdiction; or

•	transfers to a nominee or custodian of a person or entity to whom transfer would be otherwise be permissible under the lock-up letter.

Morgan Stanley & Co. LLC and BofA Securities, Inc., in their sole discretion, may release the common stock and other securities subject to the restricted period described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Furthermore, affiliates of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC, each an underwriter of this offering, are lenders under our Term Loan B and our Incremental Term Loan Facility. An affiliate of BofA Securities, Inc. is administrative agent to our Term Loan A and Term Loan B.

Each of the underwriters may act as an underwriter in the Concurrent Offering.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any shares which are the subject of the offering contemplated by this Prospectus (the “Securities”) may not be made in that Relevant State, except that an offer to the public of any Securities in that Relevant State may be made at any time under the following exemptions under the Prospectus Regulation:

(a) to legal entities which are qualified investors as defined in the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Securities shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase or subscribe for any Securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This EEA selling restriction is in addition to any other selling restrictions set out in this Prospectus.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section

3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or 226 only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act. Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act. The common stock applied for by Exempt Investors in

Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the common stock offered should conduct their own due diligence on the common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA) and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with 228 FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO) such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Young Conaway Stargatt & Taylor, LLP will pass on the legality of the shares of common stock to be sold in this offering. Certain legal matters in connection with this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, LLP.

EXPERTS

The consolidated financial statements and schedule of Sabre Corporation as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, incorporated by reference in this prospectus supplement and the registration statement of which this prospectus supplement forms a part, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Please note that the SEC’s website is included in this prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus, except as described in the following paragraph. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus supplement certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the securities offered by this prospectus have been sold and all conditions to the consummation of such sales have been satisfied, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 26, 2020;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 filed with the SEC on May 8, 2020 and August 10, 2020, respectively;

•

our Current Reports on Form 8-K filed on January 14, 2020, February  6, 2020, March  6, 2020, March  20, 2020 (excluding Item 7.01), April  13, 2020, April  17, 2020, April  30, 2020, June  4, 2020, June  17, 2020, July  15, 2020, August  7, 2020 (excluding Item 2.02 and 9.01) and August 18, 2020; and

•

the description of our common stock contained in our Registration Statement on  Form 8-A, filed with the SEC on April 17, 2014 and any amendment or report filed with the SEC for the purpose of updating such description.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any and all of the documents which are incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the following address:

Sabre Corporation

Attention: Corporate Secretary

3150 Sabre Drive

Southlake, TX 76092

Telephone: (682) 605-1000

PROSPECTUS

Sabre Corporation

Common Stock

Preferred Stock

We or selling stockholders may offer and sell from time to time, together or separately, shares of our common stock, par value $0.01 per share, in amounts, at prices and on other terms to be determined at the time of the offering and to be described in an accompanying prospectus supplement. Additionally, we may offer and sell from time to time shares of our preferred stock (together with the common stock, the “securities”).

In the case of an offering by a selling stockholder, the applicable prospectus supplement will include the identity of, and specific information required with respect to, any selling stockholder, including the relationship between any selling stockholder and us. Any selling stockholders that are affiliates of us may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and, as a result, may be deemed to be offering securities, indirectly, on our behalf.

Any prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and each related prospectus supplement, together with the documents we incorporate by reference, before you invest. This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement.

We may offer and sell our securities, and the selling stockholders may offer and sell our common stock through one or more underwriters, dealers or agents, through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis. We provide more information about how the shares may be offered and sold in the section entitled “Plan of Distribution” beginning on page 5. The prospectus supplement for each offering of our securities will describe in detail the plan of distribution for that offering.

Our common stock is listed on The NASDAQ Stock Market (“NASDAQ”) under the symbol “SABR.” The last reported closing sale price of our common stock on the NASDAQ on August 17, 2020 was $8.05 per share. We will provide information in the prospectus supplement for the trading market, if any, for any preferred securities we may offer.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD READ THE “RISK FACTORS” SECTION ON PAGE 1 OF THIS PROSPECTUS AND CAREFULLY CONSIDER THE DISCUSSION OF RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” IN ANY APPLICABLE PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS WE INCORPORATE BY REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus dated August 18, 2020

We and any selling stockholders are responsible for the information contained and incorporated by reference in this prospectus, any prospectus supplement and any free writing prospectus prepared by us or on behalf of us. Neither we nor any selling stockholders have authorized anyone to give you any other information, and we or any selling stockholders take no responsibility for any other information that others may give you. We and any selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing an automatic shelf registration process. Under this shelf process, we may periodically offer and sell any combination of the securities described in this prospectus in one or more offerings and selling stockholders may periodically offer and sell our common stock in one or more offerings. This prospectus provides a general description of our preferred stock and our common stock. Each time we or any selling stockholders offer securities, we or any selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information, including information about us, contained in this prospectus. Therefore, before making your investment decision, you should carefully read both this prospectus and any prospectus supplement together with the documents referred to in “Where You Can Find More Information” and “Incorporation by Reference.”

In this prospectus, unless we indicate otherwise or the context requires, references to the “company,” “Sabre,” “we,” “our,” “ours” and “us” refer to Sabre Corporation and its consolidated subsidiaries, and references to “Sabre GLBL” refer to Sabre GLBL Inc., formerly known as Sabre Inc. In the context of our Travel Network business, references to “travel buyers” refer to buyers of travel, such as online and offline travel agencies, travel management companies (“TMCs”) and corporate travel departments, and references to “travel suppliers” refer to suppliers of travel services such as airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators.

i

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

GetThere, Sabre, Sabre Holdings, the Sabre logo, Sabre AirCentre, Sabre Airline Solutions, Sabre AirVision, Sabre Hospitality Solutions, Sabre Red, Sabre Travel Network, SabreSonic, TripCase and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Sabre.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “intends,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere are based on our current expectations and assumptions regarding our business, the economy and other future conditions and are subject to risks, uncertainties and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as included in a prospectus supplement and the documents incorporated by reference.

These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date they are made.

You should carefully consider the risks specified under the caption “Risk Factors” in any prospectus supplement and the documents incorporated by reference and in subsequent public statements or reports we file with or furnish to the SEC, before making any investment decision with respect to our securities. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition or results of operations could be materially adversely affected, the trading prices of our securities could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

iii

SABRE CORPORATION

Sabre Corporation is a Delaware corporation formed in December 2006. On March 30, 2007, Sabre Corporation acquired Sabre Holdings Corporation, a Delaware corporation formed in 1996 (“Sabre Holdings”), which is the sole direct subsidiary of Sabre Corporation. Sabre Holdings was operated as a division of AMR Corporation, its parent company, until it was spun off completely in 2000. Sabre GLBL Inc. is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre GLBL Inc. or its direct or indirect subsidiaries conduct all of our businesses. Prior to our acquisition in 2007, we were previously a publicly-held travel technology company. Our initial public offering occurred on April 17, 2014 and our shares are listed on the NASDAQ. We are headquartered in Southlake, Texas.

At Sabre, we make travel happen. We are a software and technology company that powers the global travel industry. We partner with airlines, hoteliers, agencies and other travel partners to retail, distribute and fulfill travel. We connect the world’s leading travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with travel buyers in a comprehensive travel marketplace. We also offer travel suppliers an extensive suite of leading software solutions, ranging from airline and hotel reservations systems to high-value marketing and operations solutions, such as planning airline crew schedules, re-accommodating passengers during irregular flight operations and managing day-to-day hotel operations. We are committed to helping customers operate more efficiently, drive revenue and offer personalized traveler experiences with next-generation technology solutions.

Our principal executive offices are located at 3150 Sabre Drive, Southlake, Texas 76092 and our telephone number is (682) 605-1000. Our corporate website address is www.sabre.com. The information contained on our website or that can be accessed through our website will not be deemed to be incorporated by reference into this prospectus and any applicable prospectus supplement, and investors should not rely on any such information in deciding whether to purchase our securities.

RISK FACTORS

Investing in our securities involves risks. Before deciding to invest in our securities, you should carefully consider the discussion of risks and uncertainties under the heading “Risk Factors” contained in any applicable prospectus supplement and in the documents that are incorporated by reference in this prospectus. See the sections entitled “Where You Can Find More Information” and “Incorporation by Reference” on page 7. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

USE OF PROCEEDS

Except as otherwise set forth in a prospectus supplement, we intend to use the net proceeds from any sale of our securities by this prospectus for our general corporate purposes. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from any sale of our common stock by a selling stockholder.

DESCRIPTION OF SECURITIES

The following is a description of the material terms of our fourth amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) and sixth amended and restated bylaws (the “Bylaws”) as they are in effect as of August 18, 2020. This description may not contain all of the information that is important to you. To understand them fully, you should read our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms part, as well as the relevant portions of the Delaware General Corporation Law, as amended (“DGCL”).

Common Stock

General. Our Certificate of Incorporation authorizes the issuance of up to 1 billion shares of common stock, par value $0.01. On August 3, 2020, there were 275,892,760 shares of common stock outstanding. None of our outstanding common stock has been designated as non-voting.

Voting Rights. Except as otherwise provided in our Certificate of Incorporation or required by law, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if the votes cast favoring the action or matter exceed the votes cast against the action or matter, unless the vote of a greater number is required by applicable law, the DGCL, our Certificate of Incorporation or our Bylaws. The election of directors in an uncontested election will be determined by a majority of the votes cast with respect to that director’s election, requiring the number of votes cast “for” a director’s election to exceed the number of votes cast “against” that director. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Dividends. Holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation, Dissolution, and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts, liabilities and all preferential amounts to which holders of any outstanding class of preferred stock may be entitled.

Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of up to 225 million shares of preferred stock, par value $0.01. Under our Certificate of Incorporation, our board of directors may provide for the issuance of shares of preferred stock, without stockholder approval, in such series and with such designations, preferences, conversion or other rights, powers, including voting powers, and qualifications, limitations or restrictions thereof, as the board of directors deems appropriate. The board of directors could, without stockholder approval, issue shares of preferred stock with voting, conversion and other rights that could adversely affect the voting power and impact other rights of the holders of the common stock. Our board of directors may issue shares of preferred stock as an anti-takeover measure without any further action by the holders of common stock. This may have the effect of delaying, deferring or preventing a change of control of our company by increasing the number of shares necessary to gain control of the company.

In respect of any offering of preferred stock under this prospectus, the applicable prospectus supplement will describe, among other things, the following:

•	the number of shares and designation or title of the shares;

•	dividend rights;

•

the right, if any, to exchange or convert the shares of such series into shares of any other class or classes, or of any other series of the same or any other class or classes of our stock, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and the adjustments, if any, at which such conversion or exchange may be made;

•	any redemption or sinking fund provisions of the preferred stock;

•	the voting rights, if any, which will apply;

•	the rights of the holders upon our dissolution or upon the distribution of our assets;

•	a discussion of any additional material federal income tax considerations regarding the preferred stock; and

•	any additional rights, preferences, privileges, limitations, and restrictions of the preferred stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Our Certificate of Incorporation and our Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor. These provisions include:

Classified Board. Our Certificate of Incorporation contains provisions under which the division of our board of directors into three classes, serving staggered three-year terms, is being gradually eliminated. Approximately two thirds of the directors are currently serving one-year terms, and approximately one third of the directors are serving a three-year term that will expire at the 2021 annual meeting of stockholders. Commencing with the 2021 annual meeting of stockholders, the classification of our board of directors will therefore cease. Until that time, those directors who are serving the final year of their three-year term may be subject to removal only for cause.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 1 billion shares of common stock and 225 million shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our board of directors. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change of control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our board of directors is able to implement a shareholder rights plan without further action by our stockholders. The board of directors does not intend to seek stockholder approval prior to any issuance of preferred or common stock, unless otherwise required by law.

Action by Written Consent. Our Certificate of Incorporation provides that stockholder action can be taken only at an annual meeting or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Special Meetings of Stockholders. Our Certificate of Incorporation provides that special meetings of our stockholders may be called only by our board of directors or the chairman of the board of directors. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not earlier than the opening of business 120 days prior, and not later than the close of business 90 days before, the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. Under our Bylaws, the board of directors may adopt by resolution the rules and regulations for the conduct of meetings.

Except to the extent inconsistent with such rules and regulations adopted by the board of directors, the chairman of the meeting of stockholders shall have the right to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Our Bylaws provide that we will indemnify, to the fullest extent permitted by the DGCL, any person made or threatened to be made a party to any action or is involved in a proceeding by reason of the fact that the person is or was our director or officer, or our director or officer who, while a director or officer, is or was serving at the request of Sabre as a director, officer, employee, agent or manager of another corporation, partnership, limited liability company, joint venture, trust or other enterprise or non-profit entity, including service with respect to an employee benefit plan. Our Bylaws also provide that, subject to applicable law, we may, by action of our board of directors, grant rights to indemnification and advancement of expenses to persons other than our directors and officers with such scope and effect as the board of directors may then determine. We have entered into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Choice of Forum

Our Certificate of Incorporation provides that unless we consent to the selection of an alternate forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to the forum provisions in our Certificate of Incorporation.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our securities.

Exchange

Our common stock is listed on the NASDAQ under the symbol “SABR.”

PLAN OF DISTRIBUTION

We or the selling stockholders may offer and sell from time to time, together or separately, our securities covered by this prospectus in one or more or any combination of the following transactions:

•	on the NASDAQ, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus; and

•	through any other method permitted by applicable law.

We or the selling stockholders may sell our securities at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of our securities from time to time will be determined by us or the selling stockholders, as applicable, and, at the time of the determination, may be higher or lower than the market price of our common stock on the NASDAQ or any other exchange or market.

Our securities may be offered to the public, from time to time, through broker-dealers acting as agent or principal, including through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time. The underwriters will be obligated to purchase all of the offered shares if they purchase any of the offered shares.

In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from us or the selling stockholders, as applicable, or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell our securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of our securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

We and the selling stockholders, as applicable, each may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of our securities, including liabilities arising under the Securities Act.

At any time a particular offer of securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will set forth the aggregate amount of shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus or prospectus supplement. Any such required prospectus or prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of our common stock covered by this prospectus.

To facilitate the offering of shares covered by this prospectus, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. This may include over-allotments or short sales of our securities, which involve the sale by persons participating in the offering of more securities than we or the selling stockholders sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our securities by bidding for or purchasing our securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if our securities sold by them is repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The specific terms of any lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

In the ordinary course of their business activities, any underwriter, broker-dealer or agent and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and other instruments. Any underwriter, broker-dealer or agent and their respective affiliates may also engage in transactions with or perform services for us or provide other types of financing to us in the ordinary course of their business.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.

To comply with applicable state securities laws, our securities covered by this prospectus will be sold, if necessary, in such jurisdictions only through registered or licensed brokers or dealers. In addition, our securities may not be sold in some states absent registration or pursuant to an exemption from applicable state securities laws.

LEGAL MATTERS

The legality of the shares of our securities described in this prospectus will be passed upon for Sabre Corporation by Young Conaway Stargatt & Taylor, LLP. Certain legal matters in connection with any offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters in connection with any offering, including the legality of the shares of our common stock described in this prospectus, will be passed upon for any underwriters or agents, as the case may be, by counsel identified in the prospectus supplement with respect to any offering.

EXPERTS

The consolidated financial statements and schedule of Sabre Corporation as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Please note that the SEC’s website is included in this prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus, except as described in the following paragraph. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus and any applicable prospectus supplement certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the securities offered by this prospectus have been sold and all conditions to the consummation of such sales have been satisfied, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 26, 2020;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, filed with the SEC on May 8, 2020 and August 10, 2020, respectively;

•

our Current Reports on Form 8-K filed with the SEC on January 14, 2020, February  6, 2020, February  26, 2020, March  6, 2020, March  17, 2020, March  20, 2020, April  13, 2020, April  17, 2020, April  30, 2020, May  8, 2020, May  28, 2020, June  4, 2020, June  17, 2020, June  24, 2020, July  15, 2020, August  7, 2020 and August 18, 2020; and

•

the description of our common stock contained in our Registration Statement on  Form 8-A, filed with the SEC on April 17, 2014 and any amendment or report filed with the SEC for the purpose of updating such description.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any and all of the documents which are incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the following address:

Sabre Corporation

Attention: Corporate Secretary

3150 Sabre Drive

Southlake, TX 76092

Telephone: (682) 605-1000